1-15174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05074900

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


RECEIVED
DEC 2 6 2005
192

For •

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Exact name of registrant as specified in its charter)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1335644

SIEMENS

Short Report 2005

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Siemens financial calendar*

Jan. 26, 2006	First-quarter financial report
Jan. 26, 2006	Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.
Jan. 27, 2006	Ex-dividend date
Apr. 27, 2006	Second-quarter financial report and Semiannual Press Conference
July 27, 2006	Third-quarter financial report
Nov. 9, 2006	Preliminary figures for fiscal year / Press conference
Jan. 25, 2007	Annual Shareholders' Meeting for fiscal 2006

* Provisional. Updates will be posted at www.siemens.com/financial_calendar.

Siemens Aktiengesellschaft

SIEMENS

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Unabridged versions

☐ Annual Report 2005 (English)

☐ Geschäftsbericht 2005 (German)

☐ Rapport annuel 2005 (French)

☐ Memoria del ejercicio 2005 (Spanish)

Our vision

To continue to grow and deliver sustainable value to our customers

To be one of the largest, most successful companies in the global electrical market, with leading positions in all our businesses

To remain at the forefront of technological progress

To create the greatest possible value for our shareholders

To attract the world's best and brightest with a high-performance culture

To uphold an exacting set of values – including humanity, equal opportunity and strict ethical standards in all our business practices



Dear Shareholders,

Last January, on my first day as President and CEO of Siemens AG, I sent some 500 personal letters to customers around the world. Over the course of the next 100 days, I personally visited more than 100 of these companies. What I learned from our customers is extremely encouraging for our Company. They gave me clear advice on what to continue and what to improve. They confirmed that we have one of the largest, most loyal customer bases in the world and that they rely on us to bring them cutting-edge innovations to keep them a step ahead of their competition and the trends that impact their markets. This customer confidence in Siemens will drive our growth in 2006 and well into the future.

This past year demonstrated that we already have strong growth momentum, but we also have some tough challenges to overcome. What were the highlights?

Growth accelerated

New orders climbed to €84 billion, showing 11 percent growth compared with fiscal 2004. We already exceeded our medium-term goal of growing twice as fast as global GDP. Worldwide sales were up 7 percent to €75 billion over the previous year. Growth was especially impressive in the most dynamic regions of the world. In Asia-Pacific, for example, orders were up 23 percent. In the Americas, they were up 19 percent.

Portfolio further developed

We divested our loss-making mobile phone business to BenQ, which was the best solution in the interest of customers, employees, and you, our shareholders. We strengthened our portfolio in the field of energy with the acquisitions of VA Technologie and Bonus Energy. The VA Technologie acquisition also boosted our portfolio in the industry sector as did our purchases of Flender and Robicon. By acquiring

Photoscan, we broadened our security offerings. In the medical field, our complete acquisition of CTI Molecular Imaging contributed to a significant strengthening of our healthcare business. Myrio and Chantry, both folded into our Communications Group, enlarged our offerings in the fields of home entertainment systems and WLAN solutions for enterprise customers. And with the acquisition of USFilter the year before, we gained a leading position in water and wastewater systems in the U.S., both of which are now being rolled out into other regional markets by our global sales force.

Earnings on target

Earnings from continuing operations were €3.1 billion – equal to last year on a comparable basis. If we include the effects of our discontinued and loss-making operations in mobile phones, our net income totaled €2.2 billion.

Majority of Groups on course

Ten of our 12 operating Groups, plus Siemens Financial Services – reached, exceeded, or were closing in on their respective margin targets. For the two Groups that continue to face significant challenges, SBS and Com, we are taking decisive action to improve their long-term profitability.

Siemens Business Services faces the challenges of overcapacity, competition and cost pressures, especially in product related services. We have set clear goals and measures to put SBS operationally back on track. A new management team is in place. An ambitious cost-cutting program is underway targeting savings of €1.5 billion in the next two years. And there's a greater focus on higher-value services.

At our Communications Group, even with the divestiture of mobile phones, there's still a continuing need to act. While Mobile Networks' performance remained solid, major steps are still required at Fixed Networks and Enterprise Networks. Com continues to face a number of significant market challenges, including ongoing consolidations among network operators and suppliers as the industry adjusts to fixed/mobile convergence, technologies such as Voice over Internet Protocol (VoIP), as well as substantial market price erosions. To meet these challenges, here too, we have a new management team in place that is working hard to solidify this Group's future.

Our gameplan: Fit4More

All Groups are following our action plan, which we call Fit4More, with a target completion date of April 2007. It embraces four main pillars:

- **Performance and Portfolio:** We are committed to achieving profitable growth by growing our sales at least twice as fast as global GDP and ensuring that every one of our Groups achieves its margin targets. Strengthening our portfolio is an ongoing process that includes continuous adaptations and acquisitions.
- **Operational Excellence:** We are committed to executing the *top+* Siemens Management System with its sharp focus on innovation, customer focus and global competitiveness, including finding the most strategic fit in today's ever-changing global value chain.

- **People Excellence:** We are working to create a uniform high-performance culture Company-wide – one that motivates our people to excel at everything they do. After meeting with countless employees worldwide, I know our employees are excited about our people excellence programs. We are also increasing our global talent pool, establishing career tracks for specialists and offering a new curriculum for our Siemens Leadership Program.
- **Corporate Responsibility:** We are committed to being an active and responsible member of every community where we do business worldwide and we've set the goal of becoming best-in-class in corporate governance, business practices, sustainability and corporate citizenship.

Megatrends: Driving our customers' markets

Fit4More is a short-term plan that sets the foundation for our long-term future as a world-class company in every segment and every activity of our business. Our business is based squarely on opportunities in markets derived from the major megatrends of tomorrow – namely changing demographics and the growth of cities worldwide. We have tremendous contributions to make in both areas.

Today's population of more than six billion will swell to eight billion by 2020 and life expectancy will increase in industrialized countries as well as emerging markets. At the same time, according to the United Nations, for the first time in human history, a majority of humanity will be living in cities by 2007, including in some 20 so-called "megacities" with more than 10 million inhabitants each. In 1975, there were only four such megacities; by 2015 there will be 22.

Contents

Key figures

in millions of euros		2005[1]	2004[1]
New orders[2]		**83,791**	75,789
Sales[2]		**75,445**	70,237
Income from continuing operations		**3,058**	3,450
Loss from discontinued operations, net of income taxes		**(810)**	(45)
Net income		**2,248**	3,405
Net cash from operating and investing activities[2]		**(1,489)**	3,015
therein:	*Net cash provided by operating activities*	***4,217***	*4,704*
	Net cash used in investing activities	***(5,706)***	*(1,689)*
	Supplemental contributions to pension trusts (included in net cash provided by (used in) operating activities)	***(1,496)***	*(1,255)*
	Net proceeds from the sale of Infineon shares (included in net cash provided by (used in) investing activities)	**–**	*1,794*
Research and development expenses[2]		**5,155**	4,650
Shareholders' equity (September 30)		**27,117**	26,855
Employees[2] (September 30, in thousands)		**461**	424

[1] Fiscal year from October 1 to September 30
[2] Continuing operations (excluding the discontinued mobile devices activities)

Both megatrends, working in tandem, will have a significant impact on the world of tomorrow, particularly in the fields of health, water, power, mobility and security as well as in communications, automation and lighting. These areas comprise the traditional businesses of our portfolio. Siemens is uniquely positioned among infrastructure companies worldwide to provide the products, services and solutions necessary to meet these challenges head-on. Here are just a few examples.

In **healthcare**, where reliable and affordable care will be at a premium as populations grow and age, Siemens is already a world-class healthcare leader making important contributions to keep costs down and quality up for patients and providers. Our digital hospitals and electronic healthcare systems are on the cutting-edge; and we're the world's biggest provider of e-health solutions, a business where we generate some €1 billion in annual sales alone.

Water will be one of of tomorrow's most critical commodities. Some 1.2 billion people today have no access to potable water, and water consumption will grow worldwide some 40 percent by 2025. The multi-billion annual market for water and wastewater systems globally is huge and Siemens already has a broad spectrum of solutions for the full cycle of water processing – from preparing fresh water, to distributing it, to processing wastewater. Our acquisition of USFilter is already helping us ensure market leadership in this field.

Worldwide demand for **power** is expected to grow some 70 percent by 2020. About 40 percent of this demand will be in developed nations, 60 percent in the developing world. To meet this voracious demand, an intelligent energy mix – including fossil or nuclear fuels and renewable energy sources such as wind, biomass, hydro and geothermal – is needed. In each case, as well as in the reliable transmission of energy without the loss of power, Siemens is already tomorrow's trendsetter in power generation and transmission.

In many industrialized and developing countries – particularly in large megacities – **mobility** is reaching a point of gridlock. For example, it's estimated that the German economy alone loses some €100 billion per year in fuel costs, lost time and additional CO_2 emissions due to traffic jams. Each year, Americans spend 3.5 billion hours stuck in traffic. Siemens has the solutions to help in terms of high-performance rail systems, intelligent telematics solutions, fleet management, highway e-payment systems and other innovations to improve people's mobility.

Security – in traffic as well as buildings – will continue to grow in importance in urban areas as populations rise, spectators flock to events in mega-stadiums, and airports process ever-growing numbers of passengers. Here, too, Siemens is leading the trends. We're piloting, for example, a cutting-edge biometric passenger recognition system with Lufthansa and have installed an RFID-based system on admissions tickets in Stuttgart, Germany, that speeds up control and prevents misuse.

Siemens' infrastructure solutions position us extremely well to leverage and profit from the megatrends of tomorrow, and these are only a few examples of our power of innovation at work. And today, we're making even stronger inroads now that we're offering our customers our products, services and solutions from one source through Siemens One. By bundling our capabilities, we can offer more customers more innovation than ever before.

Poised to grow

Along the way to meeting our targets for 2007, the profitability measures we implemented in 2005 will begin showing positive effects in fiscal 2006, but we still face challenges in our information and communications business that will require further attention. On the growth side, we're confident that our Groups are strategically well-positioned for the future. We are in businesses that provide us the opportunity to benefit from megatrends; cutting-edge innovation will allow us to keep one step ahead of our competitors; and an increasing ability to integrate our cross-Group offerings meets our customers' needs for advanced and comprehensive solutions.

I am pleased to report that your company continues its proud past and looks forward to a successful future.



Dr. Klaus Kleinfeld
President and Chief Executive Officer
Siemens AG

Managing Board of Siemens AG*

Uriel J. Sharef, Dr. rer. pol.

Johannes Feldmayer

Rudi Lamprecht

Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E. h.



Claus Weyrich, Prof. Dr. phil., Dr.-Ing. E. h.

* As of January 1, 2006; for further information, see pages 96–97.

Klaus Kleinfeld,
Dr. rer. pol.

Jürgen Radomski,
Dr. rer. pol. h. c., Dr. techn. h. c.

Edward G. Krubasik,
Prof. Dr. rer. nat.

Thomas Ganswindt,
Dr. h. c.



Heinz-Joachim Neubürger

Klaus Wucherer,
Prof. Dr.-Ing., Dr.-Ing. E. h.

Performance and Portfolio

Our business portfolio is focused on growth and profitability. We aim to grow twice as fast as the global economy. That's why – in this age of worldwide megatrends like rapid population growth and increasing urbanization – we're investing in dynamic fields such as healthcare, energy, water, mobility, security and communications. All our businesses have committed themselves to achieving returns comparable to those of the leaders in their industries. We're firmly convinced that Siemens is worth far more than the sum of its parts.

Stock market information

in euros	2005[1]	2004[1]
Stock price range (XETRA closing prices, Frankfurt)		
High	**66.18**	68.30
Low	**56.20**	52.02
Year-end	**64.10**	59.21
Number of shares (year-end, in millions)	**891**	891
Market capitalization (year-end, in millions of euros)[2]	**57,118**	52,761
Per-share data		
Earnings per share[3]	**3.43**	3.87
Earnings per share (fully diluted)[3]	**3.29**	3.71
Dividend	**1.35**[4]	1.25

[1] Fiscal year from October 1 to September 30
[2] On the basis of outstanding shares
[3] On the basis of continuing operations
[4] To be proposed at the Annual Shareholders' Meeting

The Siemens share

As of September 30, 2005, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 891 million no-par value shares in registered form. Each share has one vote. On September 30, 2005, Siemens shares were listed on all German stock exchanges, the Swiss stock exchange, and stock exchanges in New York and London.

On the New York Stock Exchange, Siemens shares are traded in the form of American Depositary Receipts (ADRs), with one ADR corresponding to one Siemens share.


130
indexed
125
120
115
110
105
100
95
10/1/04
9/30/05
Siemens
Dow Jones STOXX®
DAX®

Investor relations

Siemens maintains a continuous and open dialogue with its investors. The Company provides comprehensive financial information to its shareholders at the Annual Shareholders' Meeting, in quarterly and annual reports, and in ad hoc press releases. Our Investor Relations Team organizes annual conferences and conference calls at which investors and financial analysts can discuss current Company-related issues with our management. To reach a broader public, these conferences are generally transmitted live on the Internet. The Investor Relations Team also holds hundreds of one-on-one talks with institutional investors to keep them up-to-date on all Company developments. In a number of major surveys, investors and analysts ranked Siemens' capital market communications No. 1 again in fiscal 2005. For further information, please visit our completely revised Investor Relations site at **www.siemens.com**.

Siemens – A strong portfolio

Sales by business area


Lighting
6%
Information and Communications
23%
Medical
10%
Transportation
19%
Power
16%
Automation and Control
26%

Siemens operates in six business areas. In each area, we implement active portfolio policies to continuously optimize our performance:

- In the Information and Communications area, we have augmented our expertise in key growth fields through the acquisition of specialists like Chantry and Myrio. We are intensifying our focus on systems and solutions for communications infrastructure. As part of this strategy, we sold our mobile devices business to the Taiwanese company BenQ.
- In the Automation and Control area, our Flender and Robicon acquisitions have strengthened our leading position in automation systems. With the acquisition of USFilter, we have entered a new growth field: water.
- Our acquisitions of Bonus Energy (wind power) and VA Technologie AG (power transmission) have further strengthened our portfolio in the Power area. VA Technologie is also supplementing our activities in the industry sector while boosting our presence in Central and Eastern Europe.
- In the Transportation area, we have expanded our automotive systems business, primarily in the Americas and Asia-Pacific.
- The acquisition of CTI Molecular Imaging has strengthened our activities in key growth sectors within the Medical area.
- In the Lighting area, our Osram Group has expanded its product spectrum, particularly in the field of opto semiconductors.

Regional growth markets – Focus on the Americas and Asia

Sales by region (in billions of euros)*


75
8%
Africa, Middle East, C.I.S.
13%
Asia-Pacific
25%
The Americas
4%
32
6%
15%
30%
33%
Europe (excluding Germany)
45%
21%
Germany
1990**
2005***

* Sales by location of customer
** Sales as determined under the German Commercial Code
*** Sales as determined under U.S. GAAP

Siemens' total sales have more than doubled since the beginning of the 1990s. This development has resulted in major changes in our regional sales breakdown:

- In absolute terms, sales in Germany have remained virtually unchanged. As a share of total sales, however, they have declined about 50 percent, accounting now for slightly more than 20 percent of the total.
- The other European countries account for more than 30 percent of our business worldwide.
- North and South America now contribute about 25 percent of our global sales.
- Growth in Asia-Pacific, where we now generate substantially more than 10 percent of our total sales, has been particularly strong.
- In the other economic regions, our primary focus is on growth markets in the Middle East and Russia.

Operational Excellence

Siemens has the tools it needs to manage its businesses successfully in today's fiercely competitive global arena. These tools are part of our *top*+ Siemens Management System, which includes three Company-wide programs: Innovation, Customer Focus and Global Competitiveness. We set clear goals and define concrete measures for each of our operating units – and we reward results.

Clear goals, concrete measures, definite consequences

Our businesses have a clear orientation: long-term profitable growth. By leveraging our system of unsurpassed tools and sharing our constantly expanding expertise with one another, we made major strides in fiscal 2005. Our *top+* program – a uniform Company-wide initiative – has been guiding our activities for more than seven years. Clear goals, concrete measures and definite consequences – these are the pillars of our success.

All the tools we use have already demonstrated their effectiveness for our business. Firmly anchored in all of our activities around the world, this proven approach is driving successful top+ programs at every level of the Company.

The *top+* programs

Our Siemens Management System (SMS) ensures that *top+* is consistently applied. The three SMS programs – Innovation, Customer Focus and Global Competitiveness – define the issues that will guarantee our continued success in the future.

Ever since Siemens was founded in 1847, the power of innovation has been the key to our long-term business success. **Innovation** is what puts us ahead of our competitors and keeps us there.

Our **Customer Focus** program optimizes the partnership between our Groups and new and existing customers, while coordinating cross-Group activities in key market segments. By strengthening cooperation across our vertically organized Groups, we enable customers worldwide to profit from our unparalleled ability to combine a comprehensive array of innovative products and services in order to create complete solutions for complex infrastructure projects like airports, hospitals, sports arenas and integrated security systems.

To meet the demands of rapidly developing markets and businesses, we are constantly increasing our **Global Competitiveness** all along the value chain. True global presence means that all the links – research, hardware and software development, purchasing, manufacturing, service and, of course, sales – are seamlessly networked and optimally coordinated on the basis of efficient vertical and horizontal processes.

Investments in research and development

Maintaining traditional strengths while driving progress – that's the way to ensure sustainable and profitable growth at a global company like Siemens. In fiscal 2005 – true to our motto of "continuity and change" – we invested €5.2 billion in research and development (R&D) to lay the foundation for successful innovations. We were once again a world leader in R&D outlays in the electronics and electrical engineering industry. Well over half of this investment flowed into software and information and communications technology. Innovative materials and material systems – ranging from nanotechnology and biochips to intelligent sensors and actuators – continue to be top priorities.


5.2
in billions of euros
4.7
3%
4%
14%
Other
Lighting
Medical
3%
5%
13%
21%
Transportation
19%
9%
Power
9%
19%
Automation and Control
19%
30%
Information and Communications
32%
2004
2005

Our R&D activities are focused not only on customer needs and market requirements but also on long-term megatrends. The world's population is growing, driving ever-greater urbanization. In industrialized countries in particular, average life expectancy is rising, and natural resources like water and fossil fuels are becoming scarcer. All over the world, traffic volumes are increasing, the number of megacities is growing, and security needs are becoming harder and harder to satisfy. These are the challenges that our broad technology portfolio and our innovations are designed to meet. The integration of cutting-edge technologies – a process effectively supported by our *top+* innovation programs – is enabling us to offer unique solutions with high customer benefit, while setting the pace in all our business areas. As innovation cycles become shorter and shorter, it is critical to get new products to the market quickly and, above all, at just the right time. We have acted on this realization: more than 75 percent of our sales today are generated by products and solutions less than five years old.

Now spanning the globe, our R&D activities are increasingly concentrated in regions with strong market growth, dynamic innovation and highly qualified people. This has further intensified internationalization: Slightly more than 50 percent of our 47,000 researchers work outside Germany – mainly in other European countries, the Americas and Asia-Pacific.

www.siemens.com/research_and_development

Strategic patent portfolio

Patents play a vital strategic role in the global competition for customers and market share. Our innovative strength is reflected in a portfolio comprising more than 53,000 patents worldwide as well as in a large number of patent exchange and licensing agreements and patents for standards. This intellectual property provides unrestricted access to all key markets and supports the entire innovation process – to the benefit of our Company and our customers.

In fiscal 2005, our researchers submitted some 8,800 invention reports, roughly seven percent more than in fiscal 2004. We filed patent applications for about two-thirds of these inventions. Siemens' leadership in the international patent statistics is a testimony to our power of innovation. In first-time patent applications, we were No. 1 in Germany, No. 2 in Europe and among the top ten in the United States.

Our competitive position will continue to depend not only on the creativity of our people but also on the strategic management of our patent portfolio. A Company-wide patent initiative is driving our concerted efforts to further strengthen our patent portfolio and leverage it in the face of stiff global competition.

www.siemens.com/intellectual_property

People Excellence

People are the key to our success. Only outstanding employees can empower us to achieve our ambitious long-range goals. To expand our leading positions in business and technology for the benefit of our customers and investors, we recruit the best and brightest people worldwide. Within the Company, we identify and foster highly talented individuals early in their careers – entry-level managers and technology experts who are willing and able to assume more responsibility. Our personnel policies are geared to attracting, assessing and developing extraordinary individuals. To maximize the value our people create, we not only leverage the knowledge and experience of every single employee but also build high-performance teams across departments, Groups and Regions.

Performance culture

Sustainable success requires a true performance culture at all our Groups, Regional Companies and Corporate Units. Our intense focus on performance entails comparing ourselves to the industry-best – in terms of orders, innovations, solutions, the efficiency of our processes and, of course, our attractiveness as an employer in the global competition for talent. Our goals – outstanding expertise, continuous development and proactive strategies that anticipate tomorrow's challenges today – are ambitious, and we cannot achieve them without the personal commitment of every employee.

To guarantee top performance and long-term customer value, we do everything in our power to attract, recruit and systematically develop exceptional employees. Our business success depends on the energy, enthusiasm and motivation of our people, regardless of where they work in the Company.

Employee qualifications


University degrees
158,300 = 34%
Engineers and scientists
117,700 = 26%
Vocational training or apprenticeship
160,000 = 35%
Unrelated qualifications or no prior training
142,500 = 31%

Performance-based compensation

Siemens' top 700 executives are covered by a uniform performance-based remuneration system.

A large part of the remuneration paid to our roughly 6,000 senior managers worldwide is also performance-based. Their income is calculated in terms of categories set out in the Siemens Leadership Framework (SLF) – a comprehensive system for assessing value creation that takes into account not only business success but also factors like personal leadership qualities, customer satisfaction and process excellence. All decisions regarding management compensation are based on a transparent and uniform evaluation of an individual's contribution to Company value. The variable components of remuneration – annual bonuses and stock-based compensation – are also governed by uniform rules.

Siemens Leadership Excellence

Siemens Leadership Excellence (SLE) is our program to prepare Siemens managers for the challenges of the future. Top executives – including the members of our Managing Board – participate in the program as both mentors and mentees. By equipping managers for their leadership responsibilities, SLE's Siemens-specific curriculum lays the groundwork for the success of individual participants as well as entire business units.

This highly interactive program is providing a solid foundation for our global Company-wide network of ideas and know-how. It is also bringing entry-level managers into contact with senior executives, who serve as career models and coaches.

SLE aims to:

- foster leadership and values
- provide management tools
- encourage the development of new approaches, strategies and tools
- establish a Company-wide network of managers around the world.

Recognizing top talent

Once a year, as part of our Siemens Management Review, we initiate an intensive process aimed at identifying our most talented employees and actively fostering their further development. In fiscal 2005 alone, we focused on 1,500 employees, many of whom were just embarking on their Siemens careers. The most important part of their development takes place in their immediate work environments – in all Groups and Regions.

New hires

In fiscal 2005, we hired 61,400 employees worldwide, 31 percent of whom hold university degrees. A full two-thirds (13,800) of our university-trained new hires are engineers and scientists. As these figures attest, we continue to boast an exceptionally well-qualified workforce.

Opportunities for technology experts

Extending our technology leadership is a key Company goal. To achieve this ambitious objective, we must maintain and strengthen our power of innovation over the long term. That's why we are systematically enhancing the status of our technology experts by offering them attractive career options and giving the best of them a major role in making business decisions. These experts now have advancement opportunities comparable to those of our top junior managers. We're convinced that this approach will enable all our employees to fully develop their potential for innovation while helping us attract and retain the best people on the labor market.

Worldwide vocational training programs

With more than 7,000 apprentices, Siemens is one of Germany's largest private providers of vocational training. In the fall of 2005, as part of our Training Pact for the Future, we created an additional 400 apprenticeships in Germany. We offer a comprehensive range of training programs, preparing young people for new types of jobs in business administration, IT, metalworking and electrical engineering. In addition, we sponsor special programs for high school graduates and work-study projects for university students. Some 3,000 young people from other companies are also enrolled in our training programs.

Siemens is exporting its dual training system, which combines theory and practice, to many of its Regional Companies around the world. Outside Germany, about 4,000 young people are currently enrolled in Siemens apprenticeship programs, which have been adapted to suit country-specific conditions. These programs enable us to maintain an outstanding workforce, which in turn will contribute to the high quality of our products and services.

Employees worldwide

At the end of fiscal 2005, Siemens had 460,800 employees worldwide. Of this total, more than 60 percent worked outside Germany.

We are active in roughly 190 countries. In fiscal 2005, we again boosted our global presence, particularly in the key growth markets of Asia.


Germany
165,200 = 36%
Europe
(excluding Germany)
125,500 = 27%
The Americas
100,600 = 22%
Asia-Pacific
57,600 = 13%
Africa, Middle East, C.I.S.
11,900 = 2%

Corporate Responsibility

We believe that an unwavering commitment to corporate responsibility is vital for our long-term success. That's why we go to great lengths to balance business, ethical, environmental and social concerns in each of the following areas:

- Corporate governance: We are committed to financial transparency, compliance with the financial reporting requirements of German stock corporation law and U.S. capital market regulations, a two-tier management and control structure, and open communication with our shareholders (see also page 40 ff).
- Business practices: Binding rules and guidelines ensure that our dealings with business partners are ethical and adhere to all relevant legal requirements (see also page 44).
- Sustainability: We aim to ensure that our activities today do not jeopardize our opportunities for success tomorrow. That's why our products, solutions and production processes worldwide comply not only with environmental legislation but also with our own environmental regulations.
- Corporate citizenship: We are helping improve the lives of people in all the countries in which we do business. Our involvement encompasses supporting the training and education of young people, addressing social problems, and promoting culture and the arts.

Sustainability

Our forward-looking commitment to environmental protection is strengthening our business and creating new opportunities. Innovative solutions are needed to meet global challenges such as climate change, the growing demand for energy and the need to conserve natural resources. Reducing environmental burdens has been one of our top priorities for many years. Today, we are a world leader among electrical engineering companies when it comes to minimizing environmental impact.

Energy-saving electric motors, high-efficiency power stations, projects that finance themselves through reduced energy consumption, fuel-saving car engine controls, water analysis systems and energy-saving marine drives are only a few examples of our environmentally compatible technologies. Recent acquisitions have strengthened our market position in the areas of wind power, water treatment and purification, and air pollution controls.

Political initiatives like the emissions trading system introduced by the European Union at the beginning of 2005 are providing us with new business opportunities. Our solutions enable customers to reduce greenhouse emissions, cut costs and benefit from the emissions trading scheme. Very few of our own production facilities are involved in emissions trading.

Our many years of experience have made it easier for us to meet evolving EU requirements. For example, our product recycling know-how has prepared us for new rules requiring the takeback of used electrical equipment. And an in-house standard for ecofriendly product design, which we have continuously updated since its introduction in 1993, has facilitated our compliance with new regulations restricting the use of hazardous materials in products.

Corporate citizenship

Our commitment to outstanding corporate citizenship is anchored in our Corporate Principles. This commitment has a long tradition at Siemens. Back in the 19th century, our Company's founder, Werner von Siemens, set out to create a corporate culture based on individual responsibility and involvement in the community. Today, corporate citizenship at Siemens has three main pillars: Generation21, which focuses on the education and training of young people; Caring Hands, which bundles our charitable activities; and the Siemens Arts Program, which fosters culture and the arts.

Generation21

Our Generation21 program – which supports students and future scientists and engineers as well as schools and universities worldwide – aims to stimulate interest in the natural sciences and technology and attract young people to our Company. We nurture gifted students, sponsor awards for outstanding scientific achievements, support partner schools and educational events, and donate teaching materials. The annual Siemens Westinghouse Competition in Math, Science and Technology, which is organized by the Siemens Foundation in the United States, is an important part of Generation21. The Competition awards more than one million dollars in prizes for exceptional student projects in mathematics and the sciences. The Werner von Siemens Excellence Award has been honoring talented science students, primarily in Central and Eastern Europe, since 1997.

Another part of Generation21, our Europe-wide Join Multimedia Student Competition, is now in its tenth year. The aim of the competition, in which secondary school students design and implement informative and entertaining multimedia presentations, is to familiarize young people with today's advanced technologies. In fiscal 2005, around 32,000 students from 36 countries participated.
www.siemens.com/generation21

Caring Hands

Caring Hands is our worldwide program for people in need. Through the volunteer activities of our employees, organized disaster relief, monetary grants, in-kind donations and expert advice, we provide concrete assistance on a local basis.

Volunteering is one of the many ways we express our social commitment. Our employees renovate houses for low-income families, provide counseling to at-risk juveniles, collect money, food and gifts for the needy and participate in projects run by non-profit organizations. In the U.S., Siemens presents annual cash prizes for the best volunteer activities.

Disaster relief
As an infrastructure company with a worldwide presence, we can respond to natural disasters quickly and unbureaucratically. To aid the victims of the tsunami that struck Southeast Asia in late December 2004, we installed mobile water treatment systems, repaired damaged telecommunications equipment and set up a mobile radio communications center. By the end of March 2005, Siemens employees and retirees worldwide had made cash donations of more than €2.1 million. Including matching funds provided by the Company, we raised a total of €4.7 million for tsunami relief. With this money, Siemens Caring Hands e.V. – in cooperation with other charities – built schools, health centers and community facilities in the disaster zone. We also raised money and carried out relief measures following Hurricane Katrina, which devastated the U.S. Gulf Coast in late August 2005. These activities were coordinated by Siemens Corporation in the U.S. – which matched employee contributions and supplied water treatment systems, medical equipment and power generators to the areas affected. By the end of fiscal 2005, the Company and its employees had raised about $2.8 million for the storm's victims.
www.siemens.com/responsibility

We help people help themselves, wherever they are. In Germany, for instance, 170 employees of Siemens Management Consulting (SMC) helped construct a children's home for the Albert-Schweizer-Familienwerk foundation. In China, 36 employees set up a school library. In 2003, we launched a program to encourage employees in Germany to become supporting members of UNICEF. Their regular contributions are used to provide food, water, vaccinations and elementary education for children all around the world. To date, we have transferred employee donations totaling €820,000, and we are now planning to set up similar UNICEF support programs in other countries.

Culture and the arts

By championing culture and the arts, Siemens is helping unleash the power of creativity throughout society. We sponsor cultural events – for example, at the Salzburg Festival. We also work through the Siemens family foundations and the Siemens Arts Program, with its focus on contemporary art and artists. The Arts Program Team has, among other things, launched a Corporate Cultural Responsibility Project to compile and communicate information on other companies' involvement in the cultural sphere. This year, we also commissioned five contemporary composers to produce works for performance on period instruments by the Freiburger Barockorchester. These works had their worldwide premiere at the Lucerne Festival in 2005.
www.siemens.com/artsprogram



Dear Shareholders,

The Chairman of the Supervisory Board, Karl-Hermann Baumann, resigned from the Board at the close of the Annual Shareholders' Meeting of Siemens AG on January 27, 2005. The Board's shareholder representatives thanked him for his many years of commitment and for his successful efforts on behalf of the Company. They also approved my membership on the Supervisory Board. I was elected Chairman of the Supervisory Board at its ensuing meeting. I thanked the members for the confidence they had placed in me. I assured them and I assure you, the shareholders of Siemens, that I will bring all my experience to bear and do everything in my power to fulfill the duties of my new position – to provide supervision and advice.

In fiscal 2005, the Supervisory Board focused intensively and at even shorter intervals than before on the Company's situation and prospects as well as on a number of specific issues. The Managing Board provided us with timely and comprehensive information on a regular basis. We were involved in major Company decisions. In addition to five regular meetings in fiscal 2005, we held two extraordinary telephone conferences and used a written voting process to make further decisions regarding changes in our business portfolio. The Managing Board also informed us in writing about important developments. As Chairman of the Supervisory Board, I was kept up-to-date on major issues and upcoming management decisions.

Business portfolio optimization

Ever since its founding, Siemens has aimed to be a pacesetter in technological progress and a world leader in the field of electrical engineering and electronics. In response to the kind of fundamental changes which have always characterized our dynamic market, our Company, too, has had to continuously develop and adapt to ever-new challenges. In the mid-1990s, we defined an active portfolio policy focused on attaining leading positions in fields poised for long-term growth while divesting other, less-promising activities. In short, we see Siemens as a living organism in which portfolio optimization is always on the agenda. This view also shapes the work of the Supervisory Board.

In fiscal 2005, we discussed acquisitions with a total value of over €3 billion, approving those transactions for which – due to their size – our consent was required. These portfolio-strengthening moves were in the areas of communications technology, industrial systems, power generation and distribution, and medical engineering.

Withdrawal from the mobile phone business was a major item on our agenda. We discussed the difficult situation in this business at several regular meetings and, in a telephone conference on June 6, 2005, decided to accept a Managing Board proposal to sell our mobile phone unit to Taiwan's BenQ. The Managing Board had sought a solution that would offer advantages for our employees and locations as well as for our customers and investors. We are convinced that BenQ is the right partner from all these perspectives.

At our April meeting, we received a detailed report on the structural changes taking place in the markets for telecommunications equipment. These markets are experiencing a major technological transformation. In addition, telecoms operators and their suppliers are consolidating their activities. We will concern ourselves very intensively with these developments in the future.

We were also involved in major decisions to restructure our loss-making company Siemens Business Services GmbH & Co. OHG (SBS) and to prune our business portfolio in the area of logistics systems:

- The Managing Board explained to us that SBS would require a two-pronged approach. On the one hand, it will be necessary to eliminate operating losses incurred primarily in product-related low-end services. The key steps here – the sale of selected activities, together with rationalization measures – have already been initiated. The second prong is a strategic reorientation. Our deliberations in this regard have not yet been completed.
- The Logistics and Assembly Systems Group (L&A) was dissolved at the beginning of fiscal 2006. Its three successful divisions – Postal Automation, Airport Logistics and Electronic Assembly Systems – have been integrated into our Industrial Solutions and Services Group and our Automation and Drives Group. L&A's Industry and Distribution Logistics Division, including its material handling products business, has been placed in a separate company. This business will operate on the market in a new constellation – possibly involving partners.

Medium-term action program

At our April meeting, the Managing Board defined the topics that will be the focus of our efforts over the next two years. Under the heading Fit4More, four main action areas have been established: Performance and Portfolio, Operational Excellence, People Excellence, and Corporate Responsibility.

Our planned measures in the area of Performance and Portfolio have become the focus of attention for internal and external observers. Here the aim is to create a growth-oriented business portfolio. Plans call for the Company's business volume to grow roughly twice as fast as the global economy over the next few years. We want at least half of this growth to be organic – that is, generated by our current businesses – with the remainder to come from targeted acquisitions.

Second, the medium-term margin targets that we set in agreement with our operating Groups in 2000 are to be fully implemented. Seven Groups (Automation and Drives, Medical Solutions, Power Generation, Siemens VDO Automotive, Osram, Power Transmission and Distribution, and Siemens Financial Services) have already reached their targets. These Groups occupy world-leading positions, posting earnings that compare favorably with those of the best in their industries. For three Groups (Siemens Building Technologies, Industrial Solutions and Services, and Transportation Systems), we have been pursuing strategies that should lead to further continuous improvement in their earnings situation. Over the last few months, we have also set a new course for our Communications and Siemens Business Services Groups.

Group- and Region-specific issues

In fiscal 2005, as in previous years, the regular meetings of the Supervisory Board were devoted not only to Company-wide matters. We also gave the individual Groups an opportunity to explain their activities in detail. Between November 2004 and November 2005, the following Groups reported to the Supervisory Board: Automation and Drives, Siemens Financial Services, Medical Solutions, Siemens VDO Automotive, Communications, Power Generation, and Transportation Systems.

The operations of the remaining Groups had been intensively discussed in fiscal 2004. Like all our activities, these operations are also reviewed as part of our quarterly reporting system and in connection with special issues. The latter include project management – a topic of critical importance for the Groups involved in major infrastructure businesses. A special Company-wide initiative has been set up to drive this issue, and we received a report on its content and progress to date.

The Supervisory Board regularly discusses Siemens' regional strategy. In 2005, we concentrated primarily on the Company's activities in the high-growth markets of North America and Asia-Pacific and in our European home market as well as on the new opportunities created by the eastern expansion of the European Union. We also receive special presentations on the Company's regional focus. In November 2004 and November 2005, we considered developments in Latin America and the Middle East.

Corporate governance

The Supervisory Board regularly deals with the implementation and further development of the Company's corporate governance principles. In fiscal 2005, we concerned ourselves in particular with the revised version of the German Corporate Governance Code of June 2, 2005.

In November 2004 and July 2005, the Supervisory Board met without the Managing Board in attendance. In the July session, the Supervisory Board discussed its operational efficiency and the division of duties between the full Supervisory Board and its committees. At our meeting on November 9, 2005, the Supervisory Board determined that Siemens AG – in accordance with the Company's Declaration of Conformity – had complied with the recommendations of the German Corporate Governance Code in fiscal 2005. As stated in the Declaration of Conformity approved by the Supervisory Board in fiscal 2004, Siemens complied with all of the Code's recommendations, with one exception: Our directors and officers liability (D&O) insurance policy had no deductible. However, we eliminated this exception as of October 1, 2005 and therefore approved a declaration stating our full conformity with the Code at our November meeting.

Further information on corporate governance at the Company and a detailed report on the level and structure of remuneration paid to members of the Supervisory and Managing Boards appear on pages 40 ff and 48 ff.

Committee meetings

The Chairman's Committee remained in close contact with the Managing Board between the five regular meetings held during fiscal 2005. As one of the Supervisory Board's four committees, the Chairman's Committee met five times to address personnel matters relating primarily to the Group executive managements, issues relating to Managing Board remuneration, and the determination of variable and stock-based remuneration components. At every meeting, the Chairman's Committee also dealt with the Company's strategy and performance and with matters relating to corporate governance.

Together with the independent auditors, the President of the Managing Board and the Chief Financial Officer, the Audit Committee discussed the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide, the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). During the year, the Committee also gave in-depth consideration to the Company's quarterly reports, the appointment of the independent auditors, oversight of the auditors' independence and efficiency, and their fee. In addition, the Audit Committee dealt intensively with the Company's risk management system and with the authorization and findings of the internal financial audit and the reports on statutory and regulatory risks. At several meetings, the Audit Committee discussed compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) regarding internal control systems.

In January 2005, the Audit Committee elected Gerhard Cromme to succeed Karl-Hermann Baumann as Chairman of the Audit Committee. Mr. Cromme had previously been elected by the Supervisory Board to succeed Josef Ackermann on the Audit Committee. The Audit Committee met five times during the year, sometimes without the Managing Board in attendance, to evaluate its own activities and review its bylaws.

The Mediation Committee, formed pursuant to § 27 (3) of the German Codetermination Act, had no occasion to meet during the year. The Ownership Rights Committee, defined in § 32 of the Act, voted on resolutions using a notational, or written, voting process and notified the Board of the outcome at the ensuing meetings. All committees reported to the Supervisory Board on a regular basis.

Financial statements

Our independent auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main (KPMG), audited the Annual Financial Statements of Siemens AG and the Consolidated Financial Statements of Siemens worldwide as well as the related management's discussion and analysis (MD&A) for the year ended September 30, 2005, in accordance with the requirements of the German Commercial Code (HGB), and approved them without qualification. The Consolidated Financial Statements, prepared in accordance with U.S. GAAP, were audited by KPMG in accordance with the auditing principles of the U.S. Public Company Accounting Oversight Board (PCAOB). KPMG also confirmed that the Consolidated Financial Statements and MD&A fulfill the conditions for exemption from compliance with reporting rules under German law, and that the Managing Board has implemented an effective risk management system that meets all relevant legal requirements.

The Managing Board provided us with the above-mentioned documents and its proposal for the appropriation of net income in a timely manner. The Audit Committee thoroughly examined these documents, and the Supervisory Board also reviewed them. The KPMG audit reports were presented to all members of the Supervisory Board, and we examined the reports thoroughly at our meeting on December 7, 2005, in the presence of the independent auditors, who reported on the main findings of their audit. The Managing Board explained the Annual and Consolidated Financial Statements as well as the risk management system. It also provided a detailed report on the scope, focal points and costs of the audit.

As a result of the definitive findings of the examination by the Audit Committee and the full Supervisory Board, we raised no objections. In view of our approval, the financial statements are accepted as submitted.

We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.35 per share entitled to a dividend. In addition, we approve the proposal that the amount attributable to treasury stock be carried forward.

Changes in the composition of the Supervisory and Managing Boards

As I have mentioned, changes were made in the Company's management in fiscal 2005. Karl-Hermann Baumann resigned as Chairman of the Supervisory Board for reasons of age, and I succeeded him. As stipulated by the Board's bylaws, I then became a member of all Supervisory Board committees. As planned, Klaus Kleinfeld succeeded me as President and Chief Executive Officer of Siemens AG at the close of the Annual Shareholders' Meeting on January 27, 2005. Mr. Kleinfeld had already been appointed Vice President of the Managing Board on August 1, 2004. We wish him and the Managing Board every success for the future. The Supervisory Board will continue to do everything in its power to safeguard the Company's long-term success.

Berlin and Munich, December 7, 2005
For the Supervisory Board



Dr. Heinrich v. Pierer
Chairman

Corporate Governance Report

In keeping with its traditions, Siemens continues to place a high priority on corporate governance. Siemens fully complies with the recommendations of the German Corporate Governance Code (Codex), which was first issued in 2002 and later expanded in May 2003 and in June 2005. Our prior exception is no longer applicable, since our Managing Board and Supervisory Board have implemented a deductible in our directors and officers (D&O) liability insurance for Managing and Supervisory Board members by way of a contractual commitment with their respective members.

At their meetings on November 8 and 9, 2005, the Managing Board and the Supervisory Board of Siemens AG, respectively, discussed compliance with the recommendations of the Codex, in particular with regard to the amendments of June 2, 2005. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Codex) which is set forth below (on page 47) and posted on our website and updated as necessary. Siemens voluntarily complies with all of the Codex's non-obligatory suggestions, with only minor exceptions.

www.siemens.com/corporate_governance

Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act (SOA)) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of nine central department heads) that is responsible for reviewing certain financial and non-financial information before it is made public and advising the Managing Board in its decisions about disclosure. We have also introduced procedures that require our Group and subsidiary managements to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

Disclosure Committee

Certification Procedures

Management and Control Structure – The Supervisory Board

Duties of the Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of an 11 member Managing Board and a 20 member Supervisory Board. The German Codetermination Act requires that the Company's shareholders and its employees each select one-half of the Supervisory Board's members.

According to the Bylaws of the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on arm's length bases. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also reviews Siemens' quarterly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. In addition, the Supervisory Board appoints the members of the Managing Board and allocates members' individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval.

The Supervisory Board's Bylaws establish four committees, whose duties, responsibilities and procedures fulfill the requirements of the Codex, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG.

Chairman's Committee

The **Chairman's Committee** performs the collective tasks of a nominating, compensation and corporate governance committee. In particular, it makes proposals regarding the appointment of Managing Board members.

Audit Committee

The **Audit Committee** consists of three shareholder representatives and two employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. The Audit Committee oversees the appropriateness and the effectiveness of the Company's external and internal accounting processes. Together with the independent auditors, it also reviews the Company's financial statements prepared quarterly and annually by management. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company's internal control system and its procedures for assessing, monitoring and managing risk. It also monitors statutory and regulatory compliance. The Company's Financial Audit Department reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

Committees of the Supervisory Board

The **Mediation Committee** submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member.

The **Ownership Rights Committee** is responsible for decisions regarding the exercise of Siemens' shareholder rights in other companies.

The Managing Board

The Managing Board, as the Company's top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its nine-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company's strategic orientation, planning and finalizing the Company's budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company's quarterly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings and risks.

Duties of the Managing Board

Directors' dealings of Managing Board and Supervisory Board
Pursuant to § 15a of the German Securities Trading Act (WpHG) in effect during the reporting period, members of the Managing and Supervisory Boards were required to disclose purchases or sales of shares or options of Siemens AG if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year. The following transactions were executed in fiscal 2005 and reported to Siemens:

Trading Day	Name	Function	Security	WKN/ISIN	Trade	Number of Securities	Price in €	Comment
8/1/2005	Johannes Feldmayer	Managing Board member	Siemens Share	7236101	Sale	12,000	64.05	Sale in the context of the Siemens Stock Option Plan 2001
8/1/2005	Johannes Feldmayer	Managing Board member	Siemens Share	7236101	Sale	3,900	64.05	Sale in the context of the Siemens Stock Option Plan 1999
8/12/2005	Klaus Wigand	Supervisory Board member	Siemens Share	7236101	Sale	4,000	64.53	Sale in the context of the Siemens Stock Option Plan 2001
9/12/2005	Rudi Lamprecht	Managing Board member	Siemens Share	7236101	Sale	8,625	64.25	Sale in the context of the Siemens Stock Option Plan 1999

These transactions were duly published on the Company's Internet website at www.siemens.com/directors-dealings.

Shareholder relations
Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate par value of €100,000 or more may also demand a special judicial review of particular decisions.

As part of our investor relations activities, the CEO, the CFO and individual members of the Groups' executive management meet regularly with analysts and institutional investors. We hold a conference for analysts once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Business Conduct Guidelines and Code of Ethics

Siemens is committed to conducting its business responsibly and in compliance with all relevant statutory and regulatory requirements. The Managing Board has established firm guidelines to help ensure that this goal is achieved. Our Business Conduct Guidelines establish rules regarding compliance with applicable laws, conflicts of interest, the use of Company assets and facilities, and insider trading. These rules are binding for all Siemens employees, the Managing Board and the Supervisory Board. The Guidelines also specify procedures for dealing with complaints. A compliance officer, who reports to the Audit Committee, processes all complaints, including those submitted anonymously. In accordance with the requirements of the SOA, procedures for handling potential complaints related to accounting practices, and procedures for handling relevant complaints from specific attorneys (internal and external) have also been implemented. In addition, the Managing Board and the Supervisory Board have implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our website.

Compliance Officer

Corporate Governance Guidelines – Various documents pertaining to our corporate governance – including Siemens' Articles of Association, the Bylaws of the Supervisory Board and those of its committees, and the report on our fulfillment of the requirements of the Codex – may be found on our Internet website at www.siemens.com/corporate_governance.

Significant differences from NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (the NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to comply with the German Stock Corporation Act (the Stock Corporation Act) and the Codetermination Act and generally follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of those markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-tier board – The Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law.

The composition of the Supervisory Board is determined in accordance with the Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence – In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws of Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees – In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee in the Chairman's Committee. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities.

Our Audit Committee is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and it performs functions similar to those of an audit committee subject to the full NYSE Standards. Yet, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

Siemens AG also has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither is required under the NYSE Standards.

Shareholder approval of equity compensation plans; stock repurchases – The NYSE Standards generally require U.S. domestic companies to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders in so far as the issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan was approved in 2001 by our shareholders. This approval expires after 5 years, at which time it can be renewed. Similarly, under German law, share buy-backs generally require the prior authorization by shareholders. Such approval was provided at our January 27, 2005 Annual Shareholders' Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the Codex

Declaration of Conformity

At their meetings on November 8 and 9, 2005, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies with the recommendations of the German Corporate Governance Code (Codex) in the version of June 2, 2005 and will also fully comply with them in the future. Since the last Declaration of Conformity dated November 10, 2004, Siemens AG complied with the Codex in the version of May 21, 2003 except in one respect (our D&O insurance included no deductible). This exception is inapplicable since October 1, 2005.

Berlin and Munich, November 9, 2005

Siemens Aktiengesellschaft
Managing Board   Supervisory Board

Compensation Report

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration.

In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

The Compensation Report is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) as amended by the new Act on the Disclosure of Managing Board Remuneration (VorstOG), are an integral part of the Notes to Consolidated Financial Statements pursuant to § 314 of the HGB or of Management's discussion and analysis pursuant to § 315 of the HGB.

1. Managing Board remuneration

The Chairman's Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Dr. Heinrich v. Pierer (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board).

The remuneration of the members of the Managing Board of Siemens AG is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation at comparable companies in and outside Germany. In addition, the compensation reflects each Managing Board member's responsibilities and performance. The level of Board compensation is designed to be competitive in the international market for highly qualified executives in a high-performance culture.

The Managing Board remuneration is performance-related. In fiscal year 2005 it had four components: (i) a fixed salary, (ii) a variable bonus that the Chairman's Committee may adjust by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit arrangement. The fixed salary and the bonus are based on target aggregate compensation that comprises 50 percent fixed and 50 percent variable remuneration. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by international peer companies to their top managers. The last review was conducted on April 1, 2003.

The remuneration of the Managing Board members is composed as follows:

- The fixed compensation is paid as a monthly salary.
- The variable bonus is based on the level of the Company's attainment of certain EVA targets and other financial goals, if any, that are set at the start of the fiscal year by the Chairman's Committee of the Supervisory Board (for details on EVA as a performance measure, see Management's discussion and analysis, on page 106 ff of the Annual Report). One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA target established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets over a three-year period. In any year, the annual bonus and the LT bonus may not exceed 250 percent of the base amount applicable to the variable compensation component. One half of the LT bonus is paid in cash. The other half is paid in the form of a commitment to issue or transfer shares of Siemens AG (stock awards) which will be settled four years after the commitment is made.
  The same principles for determining the bonus apply to Managing Board members who are not members of the Corporate Executive Committee. Their goals, however, depend primarily on the financial performance of the corporate units they lead. In addition, the LT bonus for those Managing Board members is paid out fully in cash.
- The third component of Managing Board remuneration for fiscal year 2005 is stock-based compensation determined by the Chairman's Committee of the Supervisory Board. It consists of stock options issued under the terms of the 2001 Siemens Stock Option Plan as authorized by shareholders at the Annual Shareholders' Meeting of Siemens AG on February 22, 2001 (for details on the Siemens Stock Option Plans, see the Notes to Consolidated Financial Statements, page 201 ff of the Annual Report), and of a commitment to issue or transfer shares of Siemens AG (stock awards). The Supervisory Board may restrict or cap the exercise of stock options in the event of extraordinary, unforeseen changes in the market price of the Siemens stock.

- Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman's Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

Employment contracts with Managing Board members generally do not include any explicit severance commitment in the event of an early resignation from office. Severance may be payable, however, under an individually agreed termination arrangement.

However, members of the Managing Board who were appointed to the Managing Board before October 1, 2002 have a contractual right to receive transitional payments for twelve months after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonuses paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation.

In the event of a change of control – i.e., if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement.

At its meeting on November 9, 2005, the Chairman's Committee of the Supervisory Board determined the bonus amounts and the number of stock awards and stock options to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For the fiscal year 2005, the aggregate cash compensation amounted to €20.9 million (2004: €26.7 million) and total remuneration amounted to €28.0 million (2004: €33.4 million), representing a decrease of 21.7 percent and 16.2 percent, respectively.

The following compensation was determined for the members of the Managing Board for fiscal year 2005:

(Amounts in €)[1]		Cash compensation	Fair value of stock-based compensation	Total
Dr. Heinrich v. Pierer[2]	2005	958,389	244,414	1,202,803
	2004	*3,560,053*	*1,077,993*	*4,638,046*
Dr. Klaus Kleinfeld[2]	2005	2,323,193	946,911	3,270,104
	2004	*2,679,904*	*641,286*	*3,321,190*
Johannes Feldmayer	2005	1,821,301	716,666	2,537,967
	2004	*2,339,465*	*719,638*	*3,059,103*
Dr. Thomas Ganswindt[3]	2005	1,764,948	641,515	2,406,463
	2004	*1,634,261*	*149,990*	*1,784,251*
Prof. Dr. Edward G. Krubasik	2005	1,832,685	716,666	2,549,351
	2004	*2,278,056*	*719,638*	*2,997,694*
Rudi Lamprecht[3]	2005	1,730,431	625,190	2,355,621
	2004	*1,741,472*	*149,990*	*1,891,462*
Heinz-Joachim Neubürger	2005	1,822,925	716,666	2,539,591
	2004	*2,260,585*	*719,638*	*2,980,223*
Dr. Jürgen Radomski	2005	1,818,389	716,666	2,535,055
	2004	*2,252,307*	*719,638*	*2,971,945*
Dr. Uriel J. Sharef	2005	1,831,833	716,666	2,548,499
	2004	*2,264,607*	*719,638*	*2,984,245*
Prof. Dr. Klaus Wucherer	2005	1,822,218	716,666	2,538,884
	2004	*2,261,306*	*719,638*	*2,980,944*
Prof. Dr. Erich R. Reinhardt[4]	2005	1,756,836	200,034	1,956,870
	2004	*1,823,818*	*149,990*	*1,973,808*
Prof. Dr. Claus Weyrich[4]	2005	1,381,990	150,007	1,531,997
	2004	*1,649,402*	*129,989*	*1,779,391*
Total	**2005**	**20,865,138**	**7,108,067**	**27,973,205**
	2004	***26,745,236***	***6,617,066***	***33,362,302***

[1] The fair value of stock-based compensation shown in this table relates to stock options and stock awards granted in November 2005 and 2004 for fiscal year 2005 and 2004, respectively.
[2] Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.
[3] Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens AG and elected to the Corporate Executive Committee, effective October 1, 2004.
[4] Deputy members of the Managing Board.

The following table describes the details of cash compensation:

(Amounts in €)		Cash compensation Salary	Annual bonus	LT Bonus cash option	Other[1]	Total
Dr. Heinrich v. Pierer[2]	2005	405,000	299,257	244,445	9,687	958,389
	2004	*1,215,000*	*1,581,250*	*738,078*	*25,725*	*3,560,053*
Dr. Klaus Kleinfeld[2]	2005	950,040	768,794	571,883	32,476	2,323,193
	2004	*762,627*	*883,116*	*510,387*	*523,774*	*2,679,904*
Johannes Feldmayer	2005	755,040	571,280	466,627	28,354	1,821,301
	2004	*755,040*	*1,006,200*	*469,639*	*108,586*	*2,339,465*
Dr. Thomas Ganswindt[3]	2005	755,040	571,280	391,452	47,176	1,764,948
	2004	*500,040*	*602,617*	*480,380*	*51,224*	*1,634,261*
Prof. Dr. Edward G. Krubasik	2005	755,040	571,280	466,627	39,738	1,832,685
	2004	*755,040*	*1,006,200*	*469,639*	*47,177*	*2,278,056*
Rudi Lamprecht[3]	2005	755,040	571,280	375,136	28,975	1,730,431
	2004	*550,020*	*575,240*	*589,982*	*26,230*	*1,741,472*
Heinz-Joachim Neubürger	2005	755,040	571,280	466,627	29,978	1,822,925
	2004	*755,040*	*1,006,200*	*469,639*	*29,706*	*2,260,585*
Dr. Jürgen Radomski	2005	755,040	571,280	466,627	25,442	1,818,389
	2004	*755,040*	*1,006,200*	*469,639*	*21,428*	*2,252,307*
Dr. Uriel J. Sharef	2005	755,040	571,280	466,627	38,886	1,831,833
	2004	*755,040*	*1,006,200*	*469,639*	*33,728*	*2,264,607*
Prof. Dr. Klaus Wucherer	2005	755,040	571,280	466,627	29,271	1,822,218
	2004	*755,040*	*1,006,200*	*469,639*	*30,427*	*2,261,306*
Prof. Dr. Erich R. Reinhardt[4]	2005	525,030	506,841	692,671	32,294	1,756,836
	2004	*500,040*	*607,153*	*686,692*	*29,933*	*1,823,818*
Prof. Dr. Claus Weyrich[4]	2005	450,000	344,205	562,285	25,500	1,381,990
	2004	*450,000*	*606,250*	*565,922*	*27,230*	*1,649,402*
Total	**2005**	**8,370,390**	**6,489,337**	**5,637,634**	**367,777**	**20,865,138**
	2004	***8,507,967***	***10,892,826***	***6,389,275***	***955,168***	***26,745,236***

[1] Other compensation includes non-cash benefits in the form of company cars of €282,112 (2004: €275,832), subsidized insurance of €85,665 (2004: €85,331), and accommodation and moving expenses of €0.00 (2004: €594,005).
[2] Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.
[3] Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens AG and elected to the Corporate Executive Committee, effective October 1, 2004.
[4] Deputy members of the Managing Board.

Both the number and the values of the stock-based compensation component are shown in the following table. The fair value of the stock options was determined using the Black-Scholes option pricing model. Because a cap was placed on stock options granted to Managing Board members, disclosure of stock options in the financial statements depends on their intrinsic value, which was zero on the grant date. Without a cap the fair value would have been €4.06 (2004: €4.54) per option, which amount was taken as the basis in this table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because awards are not eligible to receive dividends. The resulting value amounted to €57.28 (2004: €55.63).

For fiscal year 2005, the members of the Managing Board received a total of 101,731 (2004: 94,769) stock awards and 315,495 (2004: 296,270) stock options, representing 8.8 percent (2004: 7.8 percent) and 10.4 percent (2004: 10.1 percent), respectively, of the aggregate stock awards and stock options granted for fiscal year 2005.

Accordingly, stock-based compensation was as follows:

(Amounts in number of units or €)		Stock-based compensation: Number of units: Stock awards from LT bonus[1]	Other stock awards[1]	Stock-options[2]	Fair values: Stock awards from LT bonus[1]	Other stock awards[1]	Stock options[2]	Total
Dr. Heinrich v. Pierer[3]	2005	4,267	–	–	244,414	–	–	244,414
	2004	*13,266*	*3,056*	*37,445*	*737,988*	*170,005*	*170,000*	*1,077,993*
Dr. Klaus Kleinfeld[3]	2005	9,984	3,470	43,415	571,884	198,762	176,265	946,911
	2004	*6,674*	*2,427*	*29,735*	*371,275*	*135,014*	*134,997*	*641,286*
Johannes Feldmayer	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Dr. Thomas Ganswindt[4]	2005	6,834	2,314	28,945	391,452	132,546	117,517	641,515
	2004	–	*1,348*	*16,520*	–	*74,989*	*75,001*	*149,990*
Prof. Dr. Edward G. Krubasik	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Rudi Lamprecht[4]	2005	6,549	2,314	28,945	375,127	132,546	117,517	625,190
	2004	–	*1,348*	*16,520*	–	*74,989*	*75,001*	*149,990*
Heinz-Joachim Neubürger	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Dr. Jürgen Radomski	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Dr. Uriel J. Sharef	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Prof. Dr. Klaus Wucherer	2005	8,146	2,314	28,945	466,603	132,546	117,517	716,666
	2004	*8,442*	*2,247*	*27,535*	*469,628*	*125,001*	*125,009*	*719,638*
Prof. Dr. Erich R. Reinhardt[5]	2005	–	1,851	23,155	–	106,025	94,009	200,034
	2004	–	*1,348*	*16,520*	–	*74,989*	*75,001*	*149,990*
Prof. Dr. Claus Weyrich[5]	2005	–	1,388	17,365	–	79,505	70,502	150,007
	2004	–	*1,168*	*14,320*	–	*64,976*	*65,013*	*129,989*
Total	**2005**	**76,510**	**25,221**	**315,495**	**4,382,495**	**1,444,660**	**1,280,912**	**7,108,067**
	2004	***70,592***	***24,177***	***296,270***	***3,927,031***	***1,344,968***	***1,345,067***	***6,617,066***

[1] After a holding period of four years, the stock awards will be settled on November 11, 2009 (awards granted in 2004 on November 12, 2008). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment.

[2] After a holding period of two years, the stock options will be exercisable between November 19, 2007 and November 18, 2010 (stock options issued in 2004 between November 20, 2006 and November 19, 2009) at a price of €74.59 (2004: €72.54) per share under the terms and conditions specified in the 2001 Siemens Stock Option Plan (for details see the Notes to Consolidated Financial Statements, page 202 ff of the Annual Report).

[3] Effective January 27, 2005, Dr. Heinrich v. Pierer was elected to the Supervisory Board of Siemens AG. Dr. Klaus Kleinfeld was appointed to succeed Dr. Heinrich v. Pierer as CEO and President of the Managing Board of Siemens AG, effective January 27, 2005.

[4] Dr. Thomas Ganswindt and Rudi Lamprecht were appointed full members of the Managing Board of Siemens AG and elected to the Corporate Executive Committee, effective October 1, 2004.

[5] Deputy members of the Managing Board.

Pension benefit commitments. With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman's Committee of the Supervisory Board.

For fiscal year 2005, the members of the Managing Board were for the first time granted contributions under the BSAV totaling €3.4 million, based on a resolution adopted by the Chairman's Committee of the Supervisory Board on November 9, 2005. Of this amount, €0.8 million relates to the former system and €2.6 million to contributions granted under the BSAV since October 1, 2004.

The projected benefit obligation (PBO) of all pension commitments to members of the Managing Board as of September 30, 2005 amounted to €52.9 million (2004: €56.3 million), which amount is included in Note 21 to the Consolidated Financial Statements of the Annual Report.

Former members of the Managing Board and their surviving dependents received pensions, transitional payments and comparable benefits equal to €15.6 million (2004: €13.5 million) for the year ended September 30, 2005.

The projected benefit obligation (PBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2005 amounted to €128.9 million (2004: €111.0 million), which is included in Note 21 to the Consolidated Financial Statements of the Annual Report.

Other. No loans from the Company are provided to members of the Managing Board.

2. Supervisory Board remuneration

The remuneration of the members of the Supervisory Board was set at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG.

The remuneration of the members of the Supervisory Board is based on the Company's size, the assignments and responsibilities of the Supervisory Board members, and the Company's overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company's short-term and long-term performance. The Chairman, the Deputy Chairmen as well as the Chairman and the members of the Audit Committee receive additional compensation.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2005 includes three components:

- a fixed compensation component,
- a short-term compensation component based on earnings per share, and
- a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements of the Annual Report in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board's term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board's remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2005, the Supervisory Board's remuneration was determined on the basis of earnings per share in the amount of €2.52. The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. The chairmen of the committees (other than the Chairman's Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional 100 percent, the other members of said committees each receive an additional 50 percent of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. The Chairman of the Supervisory Board is provided a company car and an office with secretarial services.

(Amounts in €)	2005 Fixed com pen-sation	Short-term variable compen-sation	Long-term variable compen-sation	Total	2004 Fixed com-pen-sation[1]	Variable compen-sation[1]	Fair value of stock-based compen-sation[1]	Total
Dr. Karl-Hermann Baumann[2] [3]	50,000	22,800	–	72,800	18,000	220,500	6,810	245,310
Dr. Heinrich v. Pierer[2] [3]	93,750	42,750	–	136,500	–	–	–	–
Ralf Heckmann[3]	100,000	45,600	–	145,600	12,000	147,000	6,810	165,810
Dr. Josef Ackermann[3]	83,333	38,000	–	121,333	12,000	147,000	6,810	165,810
Lothar Adler	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Gerhard Bieletzki	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
John David Coombe	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Hildegard Cornudet[4]	50,000	22,800	–	72,800	3,000	36,750	3,405	43,155
Dr. Gerhard Cromme[3]	87,500	39,900	–	127,400	6,000	73,500	6,810	86,310
Rolf Dittmar[4]	–	–	–	–	3,000	36,750	3,405	43,155
Bertin Eichler[5]	–	–	–	–	4,500	55,125	5,108	64,733
Birgit Grube	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Heinz Hawreliuk[3]	75,000	34,200	–	109,200	9,000	110,250	6,810	126,060
Berthold Huber[5]	50,000	22,800	–	72,800	1,500	18,375	1,703	21,578
Prof. Dr. Walter Kröll	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Wolfgang Müller	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Georg Nassauer	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Dr. Albrecht Schmidt	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Dr. Henning Schulte-Noelle[3]	75,000	34,200	–	109,200	9,000	110,250	6,810	126,060
Peter von Siemens	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Jerry I. Speyer	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Lord Iain Vallance of Tummel	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Klaus Wigand	50,000	22,800	–	72,800	6,000	73,500	6,810	86,310
Total	**1,264,583**	**576,650**	**–**	**1,841,233**	150,000	1,837,500	136,201	2,123,701

[1] In fiscal year 2004, the compensation of Supervisory Board members was comprised of a fixed component, a variable component depending on the annual dividend, and a long-term component based on the development of the stock market price granted in the form of 1,500 stock appreciation rights (SARs) per year. On the grant date, the SARs had a fair value of €4.54 each, as calculated using the Black-Scholes option pricing model.

[2] Dr. Heinrich v. Pierer, former CEO and President of the Managing Board of Siemens AG, succeeded Dr. Karl-Hermann Baumann as Chairman of the Supervisory Board, effective January 27, 2005.

[3] Each of Dr. Heinrich v. Pierer as Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Josef Ackermann as Deputy Chairman of the Supervisory Board; Dr. Gerhard Cromme as Chairman of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; and Heinz Hawreliuk and Dr. Henning Schulte-Noelle as members of the Audit Committee, received higher fixed and variable compensation. For his period of office on the Supervisory Board, Dr. Karl-Hermann Baumann, as former Chairman of the Supervisory Board and the Audit Committee, also received higher compensation on a pro-rata basis. The same applies to Dr. Josef Ackermann as a former member of the Audit Committee.

[4] Hildegard Cornudet, formerly a substitute member of the Supervisory Board of Siemens AG, became a member of the Supervisory Board as a successor to Rolf Dittmar with effect from April 1, 2004.

[5] Berthold Huber's appointment to the Supervisory Board of Siemens AG as a successor to Bertin Eichler was approved by the registry court with effect from July 1, 2004.

An existing agreement with Peter von Siemens was renewed after the Annual Shareholders' Meeting 2003 with unchanged terms and conditions under which he, as a member of the founder's family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial services for representing the Company at official events in Germany and abroad as well as in various associations.

No loans from the Company are provided to members of the Supervisory Board.

3. Stock ownership by members of the Managing and Supervisory Boards

As of October 15, 2005, members of the Managing Board held a total of 1,104,459 (2004: 1,000,014) Siemens shares and stock options on Siemens shares, representing 0.124 percent (2004: 0.112 percent) of the capital stock of Siemens AG. As of October 15, 2005, members of the Supervisory Board held 185,544 (2004: 18,824) Siemens shares and stock options on Siemens shares, representing 0.021 percent (2004: 0.002 percent) of the capital stock of Siemens AG. These figures do not include 10,786,521 (2004: 16,364,977) shares, or 1.2 percent (2004: 1.8 percent) of the capital stock that are held by the von Siemens-Vermögensverwaltungs GmbH (vSV) – a German limited liability entity that functions much like a trust – and 38,102,921 (2004: 38,685,250) shares, or some 4.3 percent (2004: 4.3 percent) of the capital stock, over which the vSV has voting control under a power of attorney. Peter von Siemens is authorized to vote these shares as a representative of the founder's family.

4. Other

The members of the governing bodies of Siemens AG and all board members of its domestic and foreign subsidiaries are indemnified by Siemens AG or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e., a deductible within the meaning of Section 3.8, paragraph 2, of the German Corporate Governance Code).

Group Presidents*

Helmut Gierse
A&D

Herbert Lohneiß,
Dr. rer. nat.
SFS

Udo Niehage,
Dr.-Ing.
PTD

Christoph Kollatz,
Dr. rer. pol.
SBS



Thomas Ganswindt,
Dr. h. c.
Com

Hans M. Schabert
TS

* As of January 1, 2006; for further information, see pages 96–97.



Martin Goetzeler
Osram

Joergen Ole Haslestad
I&S

Klaus Voges
PG

Heinrich Hiesinger, Dr.-Ing.
SBT

Wolfgang Dehen
SV

Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E. h.
Med

Siemens' operations are divided into six business areas:

- **Information and Communications**
- **Automation and Control**
- **Power**
- **Transportation**
- **Medical**
- **Lighting**

Other Siemens businesses:

- **Financing and Real Estate**
- **Affiliates**

Our **Financing and Real Estate** activities are handled by Siemens Financial Services and Siemens Real Estate. Major affiliates include **BSH Bosch und Siemens Hausgeräte GmbH** and **Fujitsu Siemens Computers (Holding) BV.**

Information and Communications

Communications (Com)

www.siemens.com/communications

Com offers a comprehensive portfolio of innovative voice and data communication solutions. The Group's offerings span everything from end-user equipment to complex network infrastructure solutions and services targeting enterprise customers and mobile and wireline network operators.

Portfolio

- End-to-end communication solutions for mobile and wireline networks – from broadband access to switching systems and optical transport networks
- Cross-network applications
- IP-based real-time communication and security solutions for enterprise networks
- Network management solutions for mobile, wireline and enterprise networks
- Comprehensive outsourcing and service offerings for enterprise customers, network operators and service providers
- Wireless modules for machine-to-machine communication and remote control applications
- Broad portfolio of multifunctional end-user equipment for voice, data, and convergent networks – from telephones to settop boxes

Siemens Business Services (SBS)

www.siemens.com/sbs

SBS offers a rich portfolio of innovative multi-vendor IT services aimed primarily at organizations and enterprise customers in the public sector, financial services and manufacturing. Other key industry sectors for SBS include telecommunications, utilities, media, transportation, retail and logistics.

Portfolio

- Strategic consulting on the planning and rollout of innovative IT solutions to ensure efficient business processes and ease integration into existing system environments
- Optimization and management of business processes, IT infrastructure transformation
- IT infrastructure management and outsourcing
- Security and high-availability solutions, IT infrastructure consolidation
- Help desk solutions and IT infrastructure maintenance

Automation and Control

www.siemens.com/ad

Automation and Drives (A&D)

A&D provides a full range of standard products for the manufacturing and processing industries, electrical installation technology, and system- and industry-specific solutions.

Portfolio

- Automation systems
- Drives technology (electrical and mechanical)
- Motion control systems
- Electrical installation technology
- Low-voltage controls and distribution
- Process automation
- Process analysis
- Sensor systems
- Measuring and test systems
- Industrial communication/networks
- Safety engineering
- Industrial IT

www.industry.siemens.com

Industrial Solutions and Services (I&S)

I&S is a systems and solutions integrator specializing in industrial plant and infrastructure projects. With an offering that includes the planning, construction, operation and maintenance of industrial equipment and installations, the Group combines Siemens expertise in drives, automation, IT and services to provide comprehensive solutions. As a global service provider for Siemens' major project business, I&S also supplies lifecycle solutions to optimize manufacturing and business processes throughout the entire life span of a production facility.

Portfolio

- Potable water and wastewater
- Iron and steel
- Infrastructure solutions for road traffic
- Shipbuilding
- Oil and gas
- Pulp and paper
- Opencast mining
- Plants and systems for postal services automation
- Airport logistics and ground lighting
- MES solutions
- Engineering, commissioning, maintenance and modernization of industrial plants and systems

Siemens Building Technologies (SBT)

www.sbt.siemens.com

SBT's scalable offerings include systems, services and integrated solutions for building safety, security, fire protection and comfort control.

Portfolio

- Systems and products for controlling heating, ventilation and air-conditioning systems
- Services for boosting energy efficiency
- Fire protection and gas alarm systems and products
- Electronic security solutions and products for identification and access control, video surveillance and intrusion protection

Power

www.pg.siemens.com

Power Generation (PG)

Besides developing and building complete fossil power plants, PG manufactures power generation components, wind plants, and mechanical drives and compressors for industrial applications. The Group portfolio also includes instrumentation and control systems, fuel cells and services.

Portfolio

- Power plants, combined-cycle systems, gas turbines, steam turbines, generators
- Industrial power plants and combined heat and power plants
- Drive units and compressors
- Instrumentation and control systems and IT solutions
- Services
- Fuel cell power plants
- Biomass power plants
- Wind power plants

www.siemens.com/ptd

Power Transmission and Distribution (PTD)

As a product supplier, systems integrator, and provider of end-to-end solutions and services, PTD enables power utilities and industry customers to transport electricity reliably and economically from the power plant to the consumer.

Portfolio

- Turnkey solutions for electric power transmission and distribution
- High-voltage and medium-voltage switchgear and components
- Power transformers and distribution transformers
- High-voltage direct-current transmission technology
- Protection and substation control systems
- Network control systems and IT solutions for the power industry
- Power services

Transportation

Transportation Systems (TS)

www.siemens.com/transportation

TS supplies vehicles, signaling and control systems, automation systems, rail electrification systems and telecommunication systems for the rail transport sector. Besides turnkey solutions, the Group's portfolio includes maintenance and operation support services.

Portfolio

- Operations control systems
- Rail electrification
- Turnkey rail systems
- Vehicles for mass-transit, regional and mainline systems
- Services

Siemens VDO Automotive (SV)

www.siemensvdo.com

As a development partner and supplier to the automotive industry, SV manufactures powertrain, information, navigation, chassis and body products and systems that enhance automobiles' efficiency, safety, comfort and environmental performance.

Portfolio

- Engine and transmission management systems
- Injection systems
- Air and emission management systems
- Driver information and infotainment systems
- Cockpits
- Car body electronic systems
- Safety and chassis electronics

Medical

www.siemens.com/medical

Medical Solutions (Med)

Med develops innovative technologies for diagnostics and therapy, and offers solutions and services designed to optimize workflows across the entire healthcare enterprise.

Portfolio

- Roentgen and imaging systems
- Angiography systems
- Computed tomography
- Magnetic resonance imaging
- Ultrasound systems
- Radiation therapy systems
- Molecular imaging and nuclear medicine systems
- Urology solutions
- Mammography systems
- Electromedical systems
- IT solutions
- Software
- Audiological systems
- Vacuum technology
- Components

Lighting

Osram

www.osram.com

Osram specializes in lamps and opto-electronic semiconductor light sources such as light-emitting diodes (LEDs), associated electronic control gear and light management systems.

Portfolio

- Lamps
- Halogen lamps
- Fluorescent lamps
- Compact fluorescent lamps
- Halogen vapor lamps
- Sodium lamps
- Vehicle lamps
- Lamps for displays, entertainment and cinema
- Lamps for the semiconductor industry and healthcare
- Electronic control gear
- LEDs, organic light-emitting diodes (OLEDs), infrared components, high-performance laser diodes
- Light management systems

Financing and Real Estate

www.siemens.com/sfs

Siemens Financial Services (SFS)

SFS conducts Siemens' worldwide financial business and offers a broad spectrum of financing solutions, primarily for B2B customers, through an international network of companies.

Portfolio

- Asset finance and leasing
- Receivables finance
- Asset-based lending
- Project and equity investment
- Project and export finance
- Industrial insurance solutions
- Investment management
- Private finance solutions
- Treasury and financing services

www.siemens.com/realestate

Siemens Real Estate (SRE)

SRE is Siemens' real estate arm. The Group's service offering includes real estate portfolio management, consulting, development and commercialization.

Portfolio

- Real estate rental and leasing
- Account and building management
- Regional location and property planning
- Real estate and location valuations
- Workstation concepts
- Service management
- Portfolio management and analysis
- Real estate consulting
- Land and property development
- Architecture and project management
- Commercialization

Affiliates

BSH Bosch und Siemens Hausgeräte GmbH

www.bsh-group.com

BSH's product range includes both large and small household appliances as well as network-enabled products.

Portfolio

- Stoves and ovens
- Dishwashers
- Washing machines
- Dryers
- Refrigerators
- Freezers
- Floorcare appliances
- Consumer products
- Network-enabled appliances

Fujitsu Siemens Computers (Holding) BV

www.fujitsu-siemens.com

Fujitsu and Siemens' joint venture offers large corporations, small and medium-sized companies and private users an exceptionally broad portfolio of information technology and enterprise IT infrastructure solutions.

Portfolio

- IT infrastructure solutions and services
- Server platforms (industry-standard, Unix- and Linux-based servers, mainframes)
- Company-wide storage solutions
- Professional PCs and workstations
- Mobility solutions (handhelds, notebooks, pen tablets)
- Products and solutions for the digital home

Siemens in fiscal 2005

(October 1, 2004 to September 30, 2005)

- **Orders rose 11% to €83.791 billion and sales of €75.445 billion were up 7%.** Orders were higher at every Group in Operations, and sales also rose across the board except at Transportation Systems (TS). Sales growth was driven by international expansion, while orders climbed both domestically and internationally. Acquisitions made a significant contribution to top-line growth for the year. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 7% and sales were up 3% year-over-year.
- **Income from continuing operations was €3.058 billion, level with income from continuing operations of €3.450 billion in fiscal 2004, excluding a net benefit of €403 million related to the sale of shares in Infineon Technologies AG and a goodwill impairment.** Income from continuing operations in fiscal 2004 benefited from a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon Technologies AG (Infineon), partially offset by a goodwill impairment of €433 million. Basic and diluted earnings per share on a continuing basis were €3.43 and €3.29, respectively, compared to €3.87 and €3.71 a year earlier.
- **Net income was €2.248 billion, including a negative €810 million related to discontinued mobile devices operations. Net income of €3.405 billion in the prior year also included the €403 million net benefit.** Fiscal 2005 basic and diluted earnings per share were €2.52 and €2.42, respectively, compared to €3.82 and €3.66 a year earlier.
- **Group profit from Operations was €4.687 billion, including significant charges in the I&C Groups and the industry logistics businesses formerly of Logistics and Assembly Systems (L&A).** Most Groups continued on track toward their fiscal 2007 earnings objectives, with particularly strong earnings coming from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. In contrast, Group profit at Communications (Com) was significantly lower than in the prior year, Siemens Business Services (SBS) posted a substantial loss and the Distribution and Industry Logistics and Material Handling Products divisions incurred charges. These businesses were the primary factors in the decline in Group profit from Operations compared to €5.136 billion in fiscal 2004.
- **Net cash used in operating and investing activities was €2.703 billion compared to net cash provided of €3.262 billion in the prior year. On a continuing basis, net cash used in operating and investing activities was €1.489 billion, including a significant increase in cash used for acquisitions and investments to €3.102 billion and €1.496 billion in supplemental cash contributions to Siemens pension plans.** In the prior year, net cash provided by operating and investing activities was €3.015 billion, including lower supplemental pension plan contributions of €1.255 billion more than offset by €1.794 billion in net proceeds from the Infineon share sale.
- **Siemens' Managing and Supervisory Boards propose a dividend of €1.35 per share.** The prior-year dividend per share was €1.25.

"Fiscal 2005 was a very dynamic year for Siemens," said Siemens CEO Klaus Kleinfeld in presenting preliminary results for the year. "We saw healthy growth, notably double-digit growth in orders, and many of our Groups produced strong profit performances. We also completed one of our busiest years of portfolio changes, gaining new strength in power, medical solutions and industrial automation. Furthermore, we took important steps with respect to our Information and Communications businesses. Overall, we delivered €3.1 billion in income from continuing operations, in line with our earlier guidance, despite significant charges."

"Looking forward, we will continue to rigorously execute on our Fit4More program with fiscal 2007 in view. We expect that the necessary strategic reorientation measures will affect, positively and negatively, our income and cash flow throughout fiscal 2006. We are on track in making Siemens fit for the future, including a further strengthening of our leadership in strategic markets."

For the fiscal year ended September 30, 2005, Siemens reported income from continuing operations of €3.058 billion, including a goodwill impairment. For comparison, income from continuing operations of €3.450 billion a year earlier included the €403 million net benefit mentioned above. Discontinued operations in fiscal 2005 were a negative €810 million due to divestment of Com's mobile devices business. Net income, which includes discontinued operations, was €2.248 billion. More information on discontinued operations is available on page 80. Net income of €3.405 billion a year earlier includes the €403 million net benefit mentioned above. Basic and diluted earnings per share were €2.52 and €2.42, respectively, compared to €3.82 and €3.66 a year earlier. Based on income from continuing operations, basic and diluted earnings per share were €3.43 and €3.29, respectively, compared to €3.87 and €3.71 a year earlier.

Group profit from Operations was €4.687 billion compared to €5.136 billion a year earlier. Most Groups continued on track toward their fiscal 2007 earnings objectives, with particularly strong earnings coming from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. In contrast, Group profit at Communications (Com) was lower year-over-year. Siemens Business Services (SBS) posted a substantial loss, including €228 million in capacity adjustment charges and a goodwill impairment of €262 million. In addition, Group profit from Operations in fiscal 2005 includes charges at the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions. These businesses are accounted for in Other Operations and the Logistics and Assembly Systems (L&A) Group is dissolved effective October 1, 2005. Along with Com and SBS, DI and MHP also expect further charges in coming quarters.

Orders for the year rose 11%, to €83.791 billion, and sales increased 7%, to €75.445 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 7% and sales were up 3% year-over-year. Orders were higher at every Group in Operations, and sales also rose across the board except at Transportation Systems (TS). Sales growth was driven by international expansion, while orders climbed both domestically and internationally. Most major acquisitions for the year closed in the second half of the year, including CTI Molecular Imaging, Inc. (CTI), a nuclear medicine diagnostics company; Flender Holding GmbH, an industrial gear manufacturer; Robicon Corp., a maker of industrial voltage converters in the U.S.; and VA Technologie AG (VA Tech), a power and industrial solutions company.

On a continuing basis, net cash from operating and investing activities was a negative €1.489 billion in fiscal 2005. Net cash included a significant increase in cash used for acquisitions and investments to €3.102 billion and €1.496 billion in supplemental cash contributions to Siemens pension plans. For comparison, net cash provided by operating and investing activities of €3.015 billion a year earlier included lower supplemental cash pension contributions of €1.255 billion, more than offset by €1.794 billion in net proceeds from the Infineon share sales.

Operations in fiscal 2005

Information and Communications

Communications (Com)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	454	707	(36)%	
Group profit margin	3.5%	5.6%		
Sales	13,141	12,709	3%	2%
New orders	13,802	13,031	6%	5%

* Excluding portfolio effects of 1% on sales and orders.

Com closed the sale of its mobile devices business to BenQ Group (BenQ) of Taiwan in the fourth quarter. In the following discussion, discontinued mobile devices operations are excluded from both fiscal 2005 and fiscal 2004, in order to present a meaningful comparison of continuing operations over time.

Fiscal 2005 orders at Com rose 6%, to €13.802 billion, and sales increased 3%, to €13.141 billion. The Mobile Networks division accounted for much of Com's growth for the year, and also made a strong earnings contribution. Group profit was €454 million for the year, down from €707 million a year earlier due predominantly to margin pressure in the enterprise business and severance charges, largely in the Fixed Networks division. The charges were offset by a gain of €208 million on the sale of a portion of Com's shares in Juniper Networks, Inc.

Siemens Business Services (SBS)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	(690)	40		
Group profit margin	(12.8)%	0.8%		
Sales	5,373	4,716	14%	5%
New orders	6,531	6,293	4%	(6)%

* Excluding portfolio effects of 9% and 10% on sales and orders, respectively.

SBS posted a loss of €690 million in fiscal 2005, including a goodwill impairment of €262 million in its Operation Related Services division and charges of €228 million for severance and capacity adjustments. Group profit in the prior year included a €93 million gain on the sale of 74.9% of Kordoba KG. Sales rose 14%, to €5.373 billion, on an increase in both internal and external sales. Orders of €6.531 billion were up 4% from a year earlier, which included major outsourcing contracts in the U.K., partly involving acquisitions.

Automation and Control

Automation and Drives (A&D)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	1,210	1,077	12%	
Group profit margin	12.3%	12.2%		
Sales	9,844	8,829	11%	7%
New orders	10,190	8,980	13%	10%

* Excluding currency translation effects of (1)% on orders, and portfolio effects of 4% on sales and orders.

A&D delivered double-digit growth in earnings, sales and orders in fiscal 2005. Group profit rose 12% to €1.210 billion. A&D also significantly expanded its business base with fourth-quarter acquisitions, including Flender Holding GmbH, a leading industrial gear maker, and Robicon Corp., a leading U.S. manufacturer of motor voltage converters. Fiscal 2005 sales for A&D climbed 11% year-over-year, to €9.844 billion, and orders increased 13%, to €10.190 billion. Effective with the beginning of fiscal 2006, A&D includes Siemens' Electronics Assembly Systems division, which was formerly part of L&A.

Industrial Solutions and Services (I&S)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	139	95	46%	
Group profit margin	2.6%	2.2%		
Sales	5,390	4,290	26%	6%
New orders	5,686	4,356	31%	15%

* Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 21% and 17% on sales and orders, respectively.

I&S contributed Group profit of €139 million in fiscal 2005, up 46% from €95 million a year earlier. Profit growth was due primarily to a full-year contribution from the Group's water systems business, acquired in the fourth quarter of fiscal 2004, backed by Group-wide earnings improvements. Sales climbed 26% for the year, to €5.390 billion, including the water systems business and revenues from the portion of the VA Tech acquisition allocated to I&S. The acquisitions also contributed strongly to the year's 31% growth in orders, which reached €5.686 billion. Effective with the beginning of fiscal 2006, I&S includes Siemens' Postal Automation and Airport Logistics divisions, which were formerly part of L&A.

Logistics and Assembly Systems (L&A)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	69	45	53%	
Group profit margin	4.7%	3.2%		
Sales	1,472	1,419	4%	8%
New orders	2,015	1,799	12%	16%

* Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of (3)% on sales and orders.

Following an intensive analysis by the Managing Board, the Company announced in the fourth quarter of fiscal 2005, the carve-out of the Distribution and Industry Logistics, as well as of the Materials Handling Products divisions of L&A into a separate legal entity, named Dematic. These activities have been retroactively reported in Other Operations for the periods presented. As a result, the Managing Board decided to dissolve L&A effective with the beginning of fiscal 2006. As a consequence, the Airport Logistics division and Postal Automation division were transferred to I&S and the Electronics Assembly Systems division was transferred to A&D.

Group profit of €69 million in fiscal 2005 was up 53% from €45 million a year earlier, which included excess capacity and project cost overruns. The Electronics Assembly Systems division was the leading earnings performer in both years, with earnings margins well above those for the Group as a whole. Sales rose 4% to €1.472 billion, and orders climbed 12%, to €2.015 billion. Effective October 1, 2005, Airport Logistics and Postal Automation divisions are included in I&S, and the Electronics Assembly Systems division is included in A&D.

Siemens Building Technologies (SBT)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	181	108	68%	
Group profit margin	4.1%	2.5%		
Sales	4,415	4,247	4%	3%
New orders	4,518	4,358	4%	4%

* Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.

SBT posted €181 million in Group profit in fiscal 2005, a 68% improvement built on greater capacity utilization. All divisions at SBT contributed improved earnings, and Group profit rose in all four quarters compared to the corresponding period a year earlier. Sales and orders both rose 4%, to €4.415 billion and €4.518 billion, respectively, particularly including growth in the Security Systems division.

Power

Power Generation (PG)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	951	961	(1)%	
Group profit margin	11.8%	12.8%		
Sales	8,061	7,527	7%	3%
New orders	10,964	9,243	19%	14%

* Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 5% and 6% on sales and orders, respectively.

Fiscal 2005 orders climbed 19% at PG, to €10.964 billion for the year, fueled by PG's acquisition of a wind power business in the first quarter and a number of large power plant orders booked through the year. The Group's 7% increase in sales, to €8.061 billion, also benefited from the acquisition. PG delivered €951 million in Group profit in fiscal 2005, close to the level a year earlier. Equity income from joint ventures in China contributed to Group profit. PG's earnings margin reflected rising R&D investments as well as on-going changes in sales mix, including faster growth in the Group's industrial business relative to its fossil power generation business.

Power Transmission and Distribution (PTD)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	212	238	(11)%	
Group profit margin	5.0%	6.6%		
Sales	4,250	3,611	18%	3%
New orders	5,283	3,863	37%	26%

* Excluding currency translation effects of (1)% on orders, and portfolio effects of 15% and 12% on sales and orders, respectively.

PTD delivered €212 million in Group profit in fiscal 2005, after integration costs related to PTD's portion of the VA Tech acquisition, charges for capacity adjustments at a transformer facility in Germany, and charges related to a project in the C.I.S. Sales climbed 18%, to €4.250 billion, and orders surged 37%, to €5.283 billion, on the strength of Group-wide growth, particularly in the High Voltage division. Sales and orders also benefited from the VA Tech acquisition in fiscal 2005 and full-year results from Trench Electric Holding, acquired late in the prior year.

Transportation

Transportation Systems (TS)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	45	(434)		
Group profit margin	1.1%	(10.1)%		
Sales	4,190	4,310	(3)%	(3)%
New orders	4,599	4,321	6%	6%

* Excluding currency translation effects.

TS recorded Group profit of €45 million in fiscal 2005 and continued to stabilize its operations. For comparison, the loss of €434 million a year earlier included substantial charges in the Group's rolling stock business. While sales for the year came in at €4.190 billion, 3% below the prior-year level, international growth, particularly in Asia-Pacific, drove orders up 6%, to €4.599 billion.

Siemens VDO Automotive (SV)

	Year ended September 30,			
			% Change	
(€ in millions)	2005	2004	Actual	Adjusted*
Group profit	630	562	12%	
Group profit margin	6.6%	6.2%		
Sales	9,610	9,001	7%	2%
New orders	9,787	9,029	8%	3%

* Excluding portfolio effects of 5% on sales and orders.

SV increased its fiscal 2005 Group profit 12%, to €630 million, leveraging a larger revenue base with a more favorable sales mix. Sales were up 7%, to €9.610 billion, including growth in all divisions and full-year consolidation of a U.S. automotive electronics unit acquired in the middle of fiscal 2004. The same factors accounted for an 8% increase in orders, to €9.787 billion for the year.

Medical

Medical Solutions (Med)

(€ in millions)	Year ended September 30, 2005	2004	% Change Actual	Adjusted*
Group profit	976	1,046	(7)%	
Group profit margin	12.8%	14.8%		
Sales	7,626	7,072	8%	9%
New orders	8,641	8,123	6%	8%

* Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% on sales.

Med contributed €976 million in Group profit in fiscal 2005. For comparison, Group profit in fiscal 2004 included €118 million in gains from portfolio transactions early in the year, primarily the sale of Med's Life Support Systems (LSS) business. Diagnostics imaging solutions led growth for the year, resulting in an 8% rise in sales, to €7.626 billion, and a 6% increase in orders, to €8.641 billion. During the year Med acquired CTI Molecular Imaging, Inc., which strengthens its ability to discover, develop and deliver molecular imaging solutions.

Lighting

Osram

(€ in millions)	Year ended September 30, 2005	2004	% Change Actual	Adjusted*
Group profit	465	445	4%	
Group profit margin	10.8%	10.5%		
Sales	4,300	4,240	1%	3%
New orders	4,300	4,240	1%	3%

* Excluding currency translation effects of (2)% on sales and orders.

Osram's Group profit in fiscal 2005 was a record €465 million, up 4% year-over-year despite rising energy and materials costs. The Group responded with productivity increases and increased revenues from high-end products. Overall, sales and orders for Osram rose to €4.300 billion for the year, despite negative currency translation effects.

Other Operations

Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. With the announced carve-out of the Dematic businesses, their results are included in Other Operations on a retroactive basis to maintain a meaningful comparison with prior years. In fiscal 2005, asset impairments and project charges at these businesses resulted in Group profit from Other Operations of €45 million, down from €246 million a year earlier. Earnings from joint ventures were also lower year-over-year. Fiscal 2005 sales for Other Operations totaled €3.122 billion compared to €3.292 billion a year earlier.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €1.072 billion in fiscal 2005, compared to a negative €1.206 billion in fiscal 2004. Within the total, corporate items accounted for a negative €537 million. For comparison, the negative €450 million in corporate items a year earlier included the pre-tax Infineon gain of €590 million, partly offset by the €433 million goodwill impairment related to airport logistics and distribution and industry logistics activities acquired from Atecs Mannesmann in 2001. Centrally carried pension expense was €519 million compared to €729 million a year earlier. The decrease was due primarily to supplemental pension plan funding, which increased pension plan assets and expected absolute returns, and lower amortization of unrecognized net losses in the current year compared to the prior-year period. Centrally carried pension expense is expected to increase in fiscal 2006 due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended September 30,		
(€ in millions)	2005	2004	% Change
Income before income taxes	319	250	28%
Total assets	10,148	9,055	12%

Income before income taxes at SFS in fiscal 2005 was €319 million, up from €250 million a year earlier. This result included a special dividend related to an investment, a gain from the sale of an investment, and a gain on the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). The increase in assets compared to fiscal 2004 stems from expansion of the Equipment and Sales Financing (ESF) business in Europe and the Americas, including the acquisition of financial services firm Broadcastle plc in the U.K.

Siemens Real Estate (SRE)

	Year ended September 30,		
(€ in millions)	2005	2004	% Change
Income before income taxes	144	106	36%
Sales	1,621	1,578	3%
Total assets	3,496	3,455	1%

Income before income taxes at SRE in fiscal 2005 was €144 million compared to €106 million a year earlier, which included termination costs associated with a major development project in Germany. Sales rose 3%, to €1.621 billion, primarily due to an increase in international business.

Eliminations, reclassifications and Corporate Treasury

Income before taxes from eliminations, reclassifications and Corporate Treasury was €298 million compared to €224 million a year earlier. The difference was due mainly to higher income from interest rate hedging activities not qualifying for hedge accounting.

Income statement highlights in fiscal 2005

In fiscal 2005, income from continuing operations was €3.058 billion compared to €3.450 billion a year earlier. The prior-year result included a net €403 million benefit from a pre-tax gain of €590 million and €246 million reversal of deferred tax liabilities related to the Infineon share sale, partially offset by the €433 million goodwill impairment related to airport logistics and distribution and industry activities. Net income, which includes discontinued operations, was €2.248 billion. Net income of €3.405 billion in the prior year included the net benefit referred to above.

Gross profit margin was 29.1% in fiscal 2005 compared to 29.4% a year earlier. Negative operating results and severance charges led to a significant gross profit decline at SBS, while gross profit was higher at TS. Research and development (R&D) expenses increased to €5.155 billion from €4.650 billion a year earlier. R&D spending as a percentage of sales rose to 6.8% compared to 6.6% in the prior year. Marketing, selling and general administrative expenses declined to 18.1% of sales from 18.3% in the prior year.

Other operating income (expense), net was a negative €9 million in fiscal 2005, as the goodwill impairment at SBS more than offset gains from Financing and Real Estate activities. A year earlier, other operating income (expense), net was a negative €172 million, as gains from divestments, particularly Med's sale of LSS, were more than offset by the goodwill impairment related to airport logistics and distribution and industry activities. Income (loss) from investments in other companies, net was a positive €584 million. For comparison, this line item was €1.031 billion in the prior year, which included the Infineon share sale gain. Income (expense) from financial assets and marketable securities was €297 million, up from €69 million in fiscal 2004, due primarily to the Juniper gain at Com.

Sales and order trends for fiscal 2005

Sales for fiscal 2005 were €75.445 billion, a 7% increase from €70.237 billion in the prior-year period. Orders increased 11%, to €83.791 billion from €75.789 billion, on growing demand particularly in Asia-Pacific and the Americas. Excluding the net effects of acquisitions and dispositions and currency translation effects, sales were up 3% and orders rose 7%.

International sales and orders rose 11%, to €59.760 billion and €67.458 billion, respectively. In Germany, sales declined 3% year-over-year, to €15.685 billion, while orders rose 8%, to €16.333 billion, due primarily to major orders at PG and outsourcing contracts at SBS. In Europe outside Germany, sales for fiscal 2005 rose 7% year-over-year, to €24.429 billion, and orders were nearly level, at €26.150 billion. Within the Americas, sales in the U.S. for the full year increased 10%, to €14.686 billion, and orders rose 15%, to €15.867 billion, as growth from acquisitions more than offset negative currency translation effects. Asia-Pacific sales of €10.057 billion were 12% higher than in fiscal 2004, while orders climbed 23% year-over-year, to €11.918 billion. Within Asia-Pacific, sales in China were up 19%, at €3.202 billion, while orders in China surged 40%, to €4.142 billion.

Liquidity for fiscal 2005

On a continuing basis, operating and investing activities used net cash of €1.489 billion in fiscal 2005 compared to net cash provided of €3.015 billion in fiscal 2004.

Continuing operations	Operations		SFS, SRE and Corporate Treasury* Year ended September 30,		Siemens	
(€ in millions)	2005	2004	2005	2004	2005	2004
Net cash provided by (used in):						
Operating activities	3,565	3,635	652	1,069	4,217	4,704
Investing activities	(4,787)	(1,394)	(919)	(295)	(5,706)	(1,689)
Net cash provided by (used in) operating and investing activities - continuing operations	**(1,222)**	**2,241**	**(267)**	**774**	**(1,489)**	**3,015**

* Also includes eliminations and reclassifications.

Within Operations, net cash used in operating and investing activities was €1.222 billion in fiscal 2005 compared to net cash provided of €2.241 billion a year earlier. While capital expenditures and supplemental pension funding were higher in fiscal 2005, the major factor in the change year-over-year within Operations was a significant increase in outflows for acquisitions and investments, to €3 billion. Major acquisitions during the year included Bonus Energy, CTI, Flender Holding, Robicon, and VA Tech. In total, investing activities within Operations used €4.787 billion in fiscal 2005. In contrast, investing activities a year earlier included a single major acquisition, more than offset by €1.794 billion in net proceeds provided by the Infineon share sale.

The two other components of Siemens, which include Financing and Real Estate and Corporate Treasury activities, used net cash from operating and investing activities of €267 million in fiscal 2005, including a build-up of leasing assets. For comparison, these components provided net cash of €774 million in the prior year, including positive effects from hedging of intracompany financings and repayment of a vendor note related to the earlier disposal of various businesses.

Discontinued operations

Com closed the sale of its mobile devices business to BenQ in the fourth quarter of fiscal 2005. This business is accounted for as discontinued operations on a retroactive basis, so that Siemens' financial statements focus on continuing operations and provide a consistent basis for comparing financial performance over time. The results of discontinued operations are still included in net income, and also affect Siemens' consolidated balance sheets and statements of cash flow.

Discontinued operations reduced net income by €810 million in fiscal 2005 due to operating losses, asset impairments and other charges, and a loss on the sale of the mobile devices business. The prior-year loss was €45 million. The resulting impact of discontinued operations on net income is confined almost entirely to fiscal 2005 and we do not expect future earnings to be materially impacted by the discontinued mobile devices activities. Some assets and liabilities of the mobile devices business were not transferred to BenQ before the close of the fiscal year, and Siemens' balance sheet at September 30, 2005 therefore shows €245 million in assets held for sale and €289 million in liabilities held for sale. These assets and liabilities will be transferred to BenQ in fiscal 2006. In fiscal 2005, discontinued operations used net cash in operating and investing activities of €1.214 billion, compared to net cash provided of €247 million in the prior year. The change of €1.461 billion year-over-year is due primarily to higher net working capital and higher operating losses in fiscal 2005. In line with contractual terms of the sale of the mobile devices business, coming quarters will include additional net cash outflows totaling approximately €500 million related to items involved in the disposition of mobile device operations, including payments related to a product platform transition and costs associated with securing intellectual property.

Funding status of pension plans

The funding status of Siemens' principal pension plans on September 30, 2005 was an underfunding of approximately €3.5 billion compared to an underfunding of approximately €3.1 billion at the end of the prior fiscal year. A reduction in the discount rate assumption at September 30, 2005 increased Siemens' projected benefit obligation. This more than offset an increase in plan assets resulting from supplemental and regular contributions, plus a 12.4% return on plan assets over the last twelve months, well above the expected return of 6.7%.

Economic Value Added

Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed of the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

Subsequent events

L&A has been dissolved as of October 1, 2005. As of this date, Postal Automation and Airport Logistics have been integrated into I&S and Electronic Assembly Systems became part of A&D.

After the close of fiscal 2005, Siemens sold its remaining 22.8 million shares of Juniper for net proceeds of €465 million. The share sale is expected to result in a pre-tax gain of €356 million.

This Short Report contains forward-looking statements and information - that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens' filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

The financial information presented on the following pages is extracted from our audited Consolidated Financial Statements included in the Siemens Annual Report for the year ended September 30, 2005. KPMG Deutsche Treuhand-Gesellschaft has audited our annual Consolidated Financial Statements as and for the years ended September 30, 2005 and 2004 and issued an unqualified opinion. Siemens' 2005 Annual Report and Form 20-F including these Consolidated Financial Statements with the related auditors' report are available on our website at www.siemens.com.

Siemens is registered in the Commercial Register (Handelsregister) maintained by the local courts in Berlin-Charlottenburg, Germany, under the entry number 12300 and in Munich, Germany, under the entry number 6684. Our annual Consolidated Financial Statements and Management's discussion and analysis according to section 292a of the German Commercial Code (Handelsgesetzbuch) will be filed with these Commercial Registers and published in the Federal Gazette (Bundesanzeiger).

Consolidated Statements of Income

For the fiscal years ended September 30, 2005 and 2004 (in millions of €, per share amounts in €)

	Siemens	
	2005	2004
Net sales	75,445	70,237
Cost of sales	(53,502)	(49,592)
Gross profit on sales	21,943	20,645
Research and development expenses	(5,155)	(4,650)
Marketing, selling and general administrative expenses	(13,684)	(12,828)
Other operating income (expense), net	(9)	(172)
Income from investments in other companies, net	584	1,031
Income (expense) from financial assets and marketable securities, net	297	69
Interest income (expense) of Operations, net	(32)	20
Other interest income (expense), net	241	254
Income from continuing operations before income taxes	4,185	4,369
Income taxes[1]	(979)	(767)
Minority interest	(148)	(152)
Income from continuing operations	3,058	3,450
Income (loss) from discontinued operations, net of income taxes	(810)	(45)
Net income	2,248	3,405
Basic earnings per share		
Income from continuing operations	3.43	3.87
Loss from discontinued operations	(0.91)	(0.05)
Net income	2.52	3.82
Diluted earnings per share		
Income from continuing operations	3.29	3.71
Loss from discontinued operations	(0.87)	(0.05)
Net income	2.42	3.66

[1] The income taxes of **Eliminations, reclassifications and Corporate Treasury**, **Operations**, and **Financing and Real Estate** are based on the consolidated effective corporate tax rate applied to income before income taxes.

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2005	2004	2005	2004	2005	2004
(1,677)	(1,517)	74,969	69,627	2,153	2,127
1,677	1,517	(53,383)	(49,372)	(1,796)	(1,737)
–	–	21,586	20,255	357	390
–	–	(5,155)	(4,650)	–	–
(1)	(1)	(13,395)	(12,545)	(288)	(282)
(87)	(76)	(136)	(192)	214	96
–	–	492	972	92	59
92	24	255	70	(50)	(25)
–	–	(32)	20	–	–
294	277	(191)	(141)	138	118
298	224	3,424	3,789	463	356
(70)	(39)	(801)	(665)	(108)	(63)
–	–	(148)	(152)	–	–
228	185	2,475	2,972	355	293
–	–	(814)	(47)	4	2
228	185	1,661	2,925	359	295

Consolidated Balance Sheets

As of September 30, 2005 and 2004 (in millions of €)

	Siemens	
	9/30/05	9/30/04
Assets		
Current assets		
Cash and cash equivalents	8,121	12,190
Marketable securities	1,789	1,386
Accounts receivable, net	17,122	15,470
Intracompany receivables	–	–
Inventories, net	12,812	11,358
Deferred income taxes	1,484	1,144
Assets held for sale	245	–
Other current assets	5,230	4,398
Total current assets	46,803	45,946
Long-term investments	3,768	4,122
Goodwill	8,930	6,476
Other intangible assets, net	3,107	2,514
Property, plant and equipment, net	12,012	10,683
Deferred income taxes	6,321	4,811
Other assets	5,264	4,966
Other intracompany receivables	–	–
Total assets	86,205	79,518
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt and current maturities of long-term debt	3,999	1,434
Accounts payable	10,171	9,326
Intracompany liabilities	–	–
Accrued liabilities	10,169	9,240
Deferred income taxes	1,938	1,522
Liabilities held for sale	289	–
Other current liabilities	13,267	11,850
Total current liabilities	39,833	33,372
Long-term debt	8,436	9,785
Pension plans and similar commitments	4,917	4,392
Deferred income taxes	427	569
Other accruals and provisions	4,819	4,016
Other intracompany liabilities	–	–
	58,432	52,134
Minority interests	656	529
Shareholders' equity		
Common stock, no par value Authorized: 1,113,295,461 and 1,113,285,711 shares, respectively Issued: 891,085,461 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,167	5,121
Retained earnings	26,583	25,447
Accumulated other comprehensive income (loss)	(7,305)	(6,386)
Treasury stock, at cost: 9,004 and 250 shares, respectively	(1)	–
Total shareholders' equity	27,117	26,855
Total liabilities and shareholders' equity	86,205	79,518

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
9/30/05	9/30/04	9/30/05	9/30/04	9/30/05	9/30/04
6,603	11,251	1,471	908	47	31
–	8	1,772	1,361	17	17
(6)	(8)	12,758	11,275	4,370	4,203
(15,489)	(12,257)	15,362	12,251	127	6
(4)	(2)	12,744	11,295	72	65
(178)	61	1,580	1,018	82	65
–	–	245	–	–	–
506	710	3,746	2,793	978	895
(8,568)	(237)	49,678	40,901	5,693	5,282
–	–	3,463	3,790	305	332
–	–	8,799	6,394	131	82
–	–	3,092	2,501	15	13
–	1	8,217	7,242	3,795	3,440
1,541	1,133	4,743	3,598	37	80
106	44	1,836	2,217	3,322	2,705
(1,632)	(1,284)	1,626	1,284	6	–
(8,553)	(343)	81,454	67,927	13,304	11,934
3,049	850	564	451	386	133
(1)	(3)	9,965	9,109	207	220
(15,998)	(7,449)	9,134	1,703	6,864	5,746
115	6	9,898	9,055	156	179
(475)	(282)	2,203	1,528	210	276
–	–	289	–	–	–
222	452	12,768	11,173	277	225
(13,088)	(6,426)	44,821	33,019	8,100	6,779
6,937	8,538	978	750	521	497
–	–	4,917	4,392	–	–
(26)	184	274	274	179	111
91	25	4,310	3,586	418	405
(2,467)	(2,664)	284	457	2,183	2,207
(8,553)	(343)	55,584	42,478	11,401	9,999
–	–	656	529	–	–
–	–	25,214	24,920	1,903	1,935
(8,553)	(343)	81,454	67,927	13,304	11,934

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2005 and 2004 (in millions of €)

	Siemens	
	2005	2004
Cash flows from operating activities		
Net income	2,248	3,405
Adjustments to reconcile net income to cash provided		
Minority interest	158	166
Amortization, depreciation and impairments	3,426	3,344
Deferred taxes	(628)	(309)
(Gains) on sales and disposals of businesses and real estate, net	(226)	(246)
(Gains) on sales of investments, net	(49)	(612)
(Gains) on sales and impairments of marketable securities, net	(239)	(47)
Loss (income) from equity investees, net of dividends received	(277)	(287)
Change in current assets and liabilities		
(Increase) decrease in inventories, net	(717)	(941)
(Increase) decrease in accounts receivable, net	27	(866)
Increase (decrease) in outstanding balance of receivables sold	(7)	133
(Increase) decrease in other current assets	248	661
Increase (decrease) in accounts payable	89	857
Increase (decrease) in accrued liabilities	(144)	302
Increase (decrease) in other current liabilities	39	(323)
Supplemental contributions to pension trusts	(1,496)	(1,255)
Change in other assets and liabilities	669	1,098
Net cash provided by (used in) operating activities – continuing and discontinued operations	3,121	5,080
Net cash provided by (used in) operating activities – continuing operations	**4,217**	**4,704**
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(3,544)	(2,764)
Acquisitions, net of cash acquired	(2,450)	(1,477)
Purchases of investments	(652)	(374)
Purchases of marketable securities	(34)	(106)
(Increase) decrease in receivables from financing activities	(511)	(247)
Increase (decrease) in outstanding balance of receivables sold by SFS	–	–
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	977	2,639
Proceeds from sales and dispositions of businesses	34	325
Proceeds from sales of marketable securities	356	186
Net cash provided by (used in) investing activities – continuing and discontinued operations	(5,824)	(1,818)
Net cash provided by (used in) investing activities – continuing operations	**(5,706)**	**(1,689)**
Cash flows from financing activities		
Proceeds from issuance of common stock	–	4
Purchase of common stock	(219)	–
Proceeds from re-issuance of treasury stock	173	–
Repayment of debt	(848)	(1,564)
Change in short-term debt	711	(469)
Dividends paid	(1,112)	(978)
Dividends paid to minority shareholders	(108)	(101)
Intracompany financing	–	–
Net cash provided by (used in) financing activities	(1,403)	(3,108)
Effect of exchange rates on cash and cash equivalents	37	(113)
Net increase (decrease) in cash and cash equivalents	(4,069)	41
Cash and cash equivalents at beginning of period	12,190	12,149
Cash and cash equivalents at end of period	8,121	12,190
Supplemental disclosure of cash paid for:		
Interest	441	385
Income taxes	1,093	746

Eliminations, reclassifications and Corporate Treasury		**Operations**		**Financing and Real Estate**	
2005	2004	2005	2004	2005	2004
228	185	1,661	2,925	359	295
–	–	158	166	–	–
–	–	3,001	2,951	425	393
(5)	(12)	(614)	(278)	(9)	(19)
–	–	(98)	(222)	(128)	(24)
–	–	(49)	(612)	–	–
–	(12)	(239)	(33)	–	(2)
–	–	(263)	(293)	(14)	6
–	–	(709)	(962)	(8)	21
148	(658)	(143)	(208)	22	–
(28)	65	21	68	–	–
113	107	140	276	(5)	278
(1)	(6)	103	827	(13)	36
(39)	–	(39)	210	(66)	92
(332)	129	321	(409)	50	(43)
–	–	(1,496)	(1,255)	–	–
(47)	156	709	857	7	85
37	(46)	2,464	4,008	620	1,118
37	**(46)**	**3,565**	**3,635**	**615**	**1,115**
–	–	(2,871)	(2,328)	(673)	(436)
–	–	(2,369)	(1,472)	(81)	(5)
–	–	(631)	(367)	(21)	(7)
(12)	(20)	(8)	(86)	(14)	–
(81)	569	–	–	(430)	(816)
28	(65)	–	–	(28)	65
–	19	641	2,357	336	263
–	–	12	306	22	19
20	104	321	67	15	15
(45)	607	(4,905)	(1,523)	(874)	(902)
(45)	**607**	**(4,787)**	**(1,394)**	**(874)**	**(902)**
–	–	–	4	–	–
–	–	(219)	–	–	–
–	–	173	–	–	–
(596)	(1,270)	(231)	(266)	(21)	(28)
1,065	(414)	(270)	(170)	(84)	115
–	–	(1,112)	(978)	–	–
–	–	(108)	(101)	–	–
(5,112)	1,115	4,738	(765)	374	(350)
(4,643)	(569)	2,971	(2,276)	269	(263)
3	(86)	33	(26)	1	(1)
(4,648)	(94)	563	183	16	(48)
11,251	11,345	908	725	31	79
6,603	11,251	1,471	908	47	31

Consolidated Statements of Changes in Shareholders' Equity

For the fiscal years ended September 30, 2005 and 2004 (in millions of €)

	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2003	2,673	5,073	23,020
Net income	–	–	3,405
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	3,405
Dividends paid	–	–	(978)
Issuance of common stock and stock-based compensation	–	50	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(2)	–
Balance at September 30, 2004	2,673	5,121	25,447
Net income	–	–	2,248
Change in currency translation adjustment	–	–	–
Change in unrealized gains and losses	–	–	–
Total comprehensive income	–	–	2,248
Dividends paid	–	–	(1,112)
Issuance of common stock and stock-based compensation	–	60	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(14)	–
Balance at September 30, 2005	2,673	5,167	26,583

Accumulated other comprehensive income (loss)						
Cumulative translation adjustment	Available-for-sale securities	Derivative instruments	Minimum pension liability	Total AOCI	Treasury shares at cost	Total
(827)	83	83	(6,390)	(7,051)	–	23,715
–	–	–	–	–	–	3,405
(249)	–	–	–	(249)	–	(249)
–	77	(28)	865	914	–	914
(249)	77	(28)	865	665	–	4,070
–	–	–	–	–	–	(978)
–	–	–	–	–	–	50
–	–	–	–	–	(106)	(106)
–	–	–	–	–	106	104
(1,076)	160	55	(5,525)	(6,386)	–	26,855
–	–	–	–	–	–	2,248
483	–	–	–	483	–	483
–	(13)	(144)	(1,245)	(1,402)	–	(1,402)
483	(13)	(144)	(1,245)	(919)	–	1,329
–	–	–	–	–	–	(1,112)
–	–	–	–	–	–	60
–	–	–	–	–	(219)	(219)
–	–	–	–	–	218	204
(593)	147	(89)	(6,770)	(7,305)	(1)	27,117

Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2005 and 2004 (in millions of €)

	New orders (unaudited)		External sales		Intersegment sales		Total sales	
	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups								
Communications (Com)[5]	13,802	13,031	12,823	12,258	318	451	13,141	12,709
Siemens Business Services (SBS)	6,531	6,293	3,964	3,598	1,409	1,118	5,373	4,716
Automation and Drives (A&D)	10,190	8,980	8,537	7,569	1,307	1,260	9,844	8,829
Industrial Solutions and Services (I&S)	5,686	4,356	4,350	3,147	1,040	1,143	5,390	4,290
Logistics and Assembly Systems (L&A)[6]	2,015	1,799	1,386	1,297	86	122	1,472	1,419
Siemens Building Technologies (SBT)	4,518	4,358	4,301	4,174	114	73	4,415	4,247
Power Generation (PG)	10,964	9,243	8,042	7,505	19	22	8,061	7,527
Power Transmission and Distribution (PTD)	5,283	3,863	3,930	3,292	320	319	4,250	3,611
Transportation Systems (TS)	4,599	4,321	4,146	4,284	44	26	4,190	4,310
Siemens VDO Automotive (SV)	9,787	9,029	9,591	8,987	19	14	9,610	9,001
Medical Solutions (Med)	8,641	8,123	7,577	6,969	49	103	7,626	7,072
Osram	4,300	4,240	4,222	4,143	78	97	4,300	4,240
Other Operations[7]	3,236	3,215	1,770	2,050	1,352	1,242	3,122	3,292
Total Operations Groups	**89,552**	**80,851**	**74,639**	**69,273**	**6,155**	**5,990**	**80,794**	**75,263**
Reconciliation to financial statements								
Corporate items, pensions and eliminations	(6,293)	(7,202)	77	208	(5,902)	(5,844)	(5,825)	(5,636)
Other interest expense	–	–	–	–	–	–	–	–
Other assets related and miscellaneous reconciling items	–	–	–	–	–	–	–	–
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/ Total assets)	**83,259**	**73,649**	**74,716**	**69,481**	**253**	**146**	**74,969**	**69,627**
Financing and Real Estate Groups								
Siemens Financial Services (SFS)	542	562	464	453	78	109	542	562
Siemens Real Estate (SRE)	1,621	1,578	265	303	1,356	1,275	1,621	1,578
Eliminations	(10)	–	–	–	(10)	(13)	(10)	(13)
Total Financing and Real Estate	**2,153**	**2,140**	**729**	**756**	**1,424**	**1,371**	**2,153**	**2,127**
Eliminations, reclassifications and Corporate Treasury	**(1,621)**	**–**	**–**	**–**	**(1,677)**	**(1,517)**	**(1,677)**	**(1,517)**
Siemens	**83,791**	**75,789**	**75,445**	**70,237**	**–**	**–**	**75,445**	**70,237**

(1) Group profit of the **Operations** Groups is earnings before financing interest, certain pension costs and income taxes.
(2) Net capital employed of the **Operations** Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3) Intangible assets, property, plant and equipment, acquisitions, and investments.
(4) Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5) The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6) L&A's Distribution and Industry Logistics (DI) as well as Material Handling Products (MHP) divisions were reclassified to *Other Operations* as of September 30, 2005. Prior year information was reclassified for comparability purposes.
(7) *Other Operations* primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(8) Includes (for *Eliminations* within **Financing and Real Estate** consists of) cash paid for income taxes according to the allocation of income taxes to **Operations, Financing and Real Estate**, and **Eliminations, reclassifications and Corporate Treasury** in the Consolidated Statements of Income.

Group profit[1]		Net capital employed[2]		Net cash from operating and investing activities		Capital spending[3]		Amortization, depreciation and impairments[4]	
2005	2004	9/30/05	9/30/04	2005	2004	2005	2004	2005	2004
454	707	1,883	2,134	655	390	509	443	433	486
(690)	40	296	632	(258)	(263)	340	428	516	213
1,210	1,077	3,570	1,951	333	1,026	1,182	312	245	209
139	95	1,563	1,003	324	(725)	55	892	95	47
69	45	302	501	224	(81)	32	23	23	23
181	108	1,453	1,359	122	195	149	75	104	127
951	961	2,625	1,997	239	687	556	214	196	181
212	238	1,869	1,162	19	102	161	228	84	73
45	(434)	584	49	(551)	(495)	185	83	57	65
630	562	3,823	3,542	341	1,030	623	515	427	394
976	1,046	3,685	3,173	396	762	1,025	449	229	202
465	445	2,065	2,011	464	453	307	256	261	264
45	246	1,639	1,708	231	277	142	87	193	86
4,687	**5,136**	**25,357**	**21,222**	**2,539**	**3,358**	**5,266**	**4,005**	**2,863**	**2,370**
(1,072)	(1,206)	(3,690)	(3,116)	(3,761)[8]	(1,117)[8]	470	28	29	487
(191)	(141)	–	–	–	–	–	–	–	–
–	–	59,787	49,821	–	–	–	–	–	–
3,424	**3,789**	**81,454**	**67,927**	**(1,222)**	**2,241**	**5,736**	**4,033**	**2,892**	**2,857**
Income before income taxes		**Total assets**							
319	250	10,148	9,055	(344)	(159)	563	311	221	194
144	106	3,496	3,455	202	454	212	137	203	197
–	–	(340)	(576)	(117)[8]	(82)[8]	–	–	–	–
463	**356**	**13,304**	**11,934**	**(259)**	**213**	**775**	**448**	**424**	**391**
298	**224**	**(8,553)**	**(343)**	**(8)[8]**	**561[8]**	–	–	–	–
4,185	**4,369**	**86,205**	**79,518**	**(1,489)**	**3,015**	**6,511**	**4,481**	**3,316**	**3,248**

Five-year summary

Sales and earnings (in millions of euros)	2005	2004	2003	2002[1]	2001[1]
Net sales	75,445	70,237	69,775	84,016	87,000
Gross profit on sales	21,943	20,645	19,836	23,206	23,105
Research and development expenses	5,155	4,650	4,730	5,819	6,782
as a percentage of sales	6.8	6.6	6.8	6.9	7.8
Income from continuing operations	3,058	3,450	2,355		
Net income	2,248	3,405	2,445	2,597	2,088

Assets, liabilities and shareholders' equity (in millions of euros)	2005	2004	2003	2002[1]	2001[1]
Current assets	46,803	45,946	43,489	44,062	51,013
Current liabilities	39,833	33,372	32,028	34,712	44,524
Debt	12,435	11,219	13,178	12,346	12,610
Long-term debt	8,436	9,785	11,433	10,243	9,973
Net debt[2]	(2,525)	2,357	(379)	(751)	(4,017)
Pension plans and similar commitments	4,917	4,392	5,843	5,326	4,721
Shareholders' equity	27,117	26,855	23,715	23,521	23,812
as a percentage of total assets	31	34	31	30	26
Total assets	86,205	79,518	77,605	77,939	90,118

Cash flows (in millions of euros)	2005	2004	2003	2002[1]	2001[1]
Net cash provided by operating activities	4,217	4,704	5,419	5,564	7,016
Amortization, depreciation and impairments	3,316	3,248	3,230	4,126	6,264
Net cash used in investing activities	(5,706)	(1,689)	(3,848)	(810)	(5,886)
Capital spending[3]	(6,511)	(4,481)	(4,544)	(8,013)	(11,656)
Net cash used in financing activities	(1,403)	(3,108)	(487)	(859)	(95)
Net increase (decrease) in cash and cash equivalents	(4,069)	41	953	3,394	940

Employees – continuing operations	2005	2004	2003	2002[1]	2001[1]
Employees[4] (September 30, in thousands)	461	424	411	426	484
Employee costs (in millions of euros)	26,646	25,096	25,434	27,195	27,102

(1) Amounts for 2002 and 2001 are not adjusted for discontinued operations. Accordingly, amounts for 2002 and 2001 periods are not directly comparable with the Company's fiscal and quarterly data for 2005, 2004 and 2003 which have been recast for discontinued operations.
(2) Net debt includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, Marketable securities, Short-term debt and current maturities of long-term debt, and Long-term debt.
(3) Intangible assets, property, plant and equipment, aquisitions, and investments.
(4) Without temporary student workers and trainees.
(5) EVA of fiscal 2004 has been calculated according to the assumptions used in fiscal 2005.
(6) Amounts for 2003 are not adjusted for discontinued operations.
(7) To be proposed at the Annual Shareholders' Meeting.
(8) XETRA closing prices, Frankfurt.
(9) Based on shares outstanding.

Key capital market data
(in euros, unless otherwise indicated)

	2005	2004	2003	2002[1]	2001[1]
EVA (in millions of euros)	1,311	1,720[5]	449[6]	617	(743)
Earnings per share from continuing operations	3.43	3.87	2.65	2.92	2.36
Diluted earnings per share from continuing operations	3.29	3.71	2.61	2.92	2.36
Dividend per share	1.35[7]	1.25	1.10	1.00	1.00
Siemens stock price[8]					
High	66.18	68.30	58.32	78.52	105.77
Low	56.20	52.02	32.05	34.00	37.50
Year-end (September 30)	64.10	59.21	51.14	34.00	41.89
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	– 19.10	– 1.59	+ 36.34	+ 18.25	– 19.84
Compared to Dow Jones STOXX index	– 17.85	+ 0.17	+ 44.81	+ 7.87	– 28.30
Number of shares (in millions)	891	891	891	890	888
Market capitalization at period-end (in millions of euros)[9]	57,118	52,761	45,559	30,271	37,208
Credit rating of long-term debt					
Standard & Poor's	AA–	AA–	AA–	AA–	AA
Moody's	Aa3	Aa3	Aa3	Aa3	Aa3

Quarterly data (in millions of euros)	2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	75,445	22,106	18,583	17,726	17,030
Net income	2,248	77	389	781	1,001

Quarterly data (in millions of euros)	2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales	70,237	19,603	17,222	16,564	16,848
Net income	3,405	654	815	1,210	726

Siemens AG – Statement of income and balance sheet*
(condensed version) (in billions of euros)

Years ended September 30	2005	2004
Net sales	30.2	30.1
Cost of sales	(21.7)	(22.1)
Gross profit on sales	8.5	8.0
Other functional costs	(8.8)	(7.9)
Other income and expense, net	1.9	2.3
Income before income taxes	1.6	2.4
Income taxes	(0.1)	(0.2)
Net income	1.5	2.2
Profit available for distribution	1.2	1.1

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2005	2004
Property, plant equipment	1.5	1.6
Investments	41.1	37.8
Non-current	42.6	39.4
Inventories	–	–
Receivables and prepaid expense	15.0	14.5
Marketable securities, liquid assets	6.0	10.6
Total assets	63.6	64.5
Shareholders' equity	16.1	15.8
Accrued liabilities and special reserves	18.1	18.0
Debt	0.2	0.2
Other liabilities	29.2	30.5
Total shareholders' equity and liabilities	63.6	64.5

Corporate Structure

Managing Board of Siemens AG

Corporate Executive Committee

Klaus Kleinfeld,
President and
Chief Executive Officer
Head of CD
Special responsibilities: CC, CT, GA

Heinz-Joachim Neubürger
Head of CF
Special responsibilities: SFS, SRE

Jürgen Radomski
Head of CP
Special responsibilities: Med, MCP

Johannes Feldmayer
Special responsibilities: SBT,
CIO, GPL,
Europe

Thomas Ganswindt
Special responsibilities: Com, SBS

Edward G. Krubasik
Special responsibilities: SV
Executive committees: ZVEI,
BDI, Orgalime
EU Commission relations

Rudi Lamprecht
Special responsibilities: Osram
BSH[2], FSC[2],
Africa, Middle East, C.I.S.

Corporate Departments

Corporate Development (CD)
Klaus Kleinfeld
Reinhart Bubendorfer
Herbert Figge
Thomas Frischmuth
Joe Kaeser

Corporate Finance (CF)
Heinz-Joachim Neubürger
Paul Hobeck
Peter Moritz
Ralf P. Thomas

Corporate Personnel (CP)
Jürgen Radomski
Günther G. Goth
Albrecht Schäfer

Corporate Technology (CT)
Claus Weyrich
Winfried Büttner

Operations

Information and Communications

Communications (Com)
Thomas Ganswindt
Andreas Bernhardt
Thorsten Heins
Karl-Heinz Seibert

Siemens Business Services GmbH & Co. OHG (SBS)
Christoph Kollatz
Jürgen Frischmuth
Michael Schulz-Drost

Automation and Control

Automation and Drives (A&D)
Helmut Gierse
Hannes Apitzsch
Peter Drexel
Anton S. Huber

Industrial Solutions and Services (I&S)
Joergen Ole Haslestad
Bernd Euler
Hans-Jörg Grundmann
Joachim Möller

Siemens Building Technologies (SBT)
Heinrich Hiesinger
Johannes Milde
Rolf Renz

Power

Power Generation (PG)
Klaus Voges
Ralf Guntermann
Norbert König
Randy H. Zwirn

Power Transmission and Distribution (PTD)
Udo Niehage
Pamela Knapp
Hans-Jürgen Schloß

Transportation

Transportation Systems (TS)
Hans M. Schabert
Alfred Frank
Jörn F. Sens
Friedrich Smaxwil

Siemens VDO Automotive A (SV)
Wolfgang Dehen
Klaus Egger
Günter Hauptmann
Reinhard Pinzer

Regional organization

Regional Organization Germany (RD), Regional Companies, Representative Offices, agencies

(1) See also pages 14–15 and 60–61.
(2) Affiliates: BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers (Holding) BV
(3) Company unit in Siemens Schweiz AG

iel J. Sharef
ɔcial responsibilities: PG, PTD,
ıericas

·us Wucherer
ɔcial responsibilities: A&D,
S, TS,
ia, Australia

Erich R. Reinhardt
Head of Med

Claus Weyrich
Head of CT

Corporate Centers

Corporate Communications (CC)
Janos Gönczöl

Corporate Information Office (CIO)
Volkhart P. Matthäus

Global Procurement and Logistics (GPL)
Bernd Regendantz

Government Affairs (GA)
Harald Braun

Management Consulting Personnel (MCP)
Karl-Heinz Sämann

Financing and Real Estate

dical

dical Solutions
:d)

h R. Reinhardt
rmann Requardt
us Stegemann

Lighting

Osram GmbH

Martin Goetzeler
Kurt Gerl
Johannes Närger
Jörg Schaefer

Siemens Financial Services GmbH (SFS)

Herbert Lohneiß
Johannes Schmidt

Siemens Real Estate (SRE)

Michael Kutschenreuter
Hartmut Wagner

As of January 1, 2006

Address
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet: www.siemens.com

Please use the attached postcard to order copies of the unabridged version of the Annual Report:

- ▫ **Annual Report 2005**
- ▫ **Geschäftsbericht 2005**
- ▫ **Rapport annuel 2005**
- ▫ **Memoria del ejercicio 2005**

Employees may also obtain additional copies from LZF, Fürth-Bislohe, Germany:

Intranet	http://c4bs.spls.de/
Fax	+49 911 654-4271
English	Order no. A19100-F-V67-X-7600
German	Order no. A19100-F-V67
French	Order no. A19100-F-V67-X-7700
Spanish	Order no. A19100-F-V67-X-7800

Employees should include mailing address and complete company unit designation (Org-ID) when ordering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 20, 2005



By: ______________________
Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller



By: ______________________
Name: Dr. Klaus Patzak
Title: Corporate Vice President
Financial Reporting and Controlling


SEC MAIL
PROCESSING
RECEIVED
DEC 2 0 2005
WASH. D.C.
192
SECTION


SECTION